Exhibit 99.3

VERSAMET ROYALTIES CORPORATION

and

KOLPA CANADA LTD.

and

ENDEAVOUR SILVER CORP.

COPPER PURCHASE AGREEMENT

Dated as of April 1, 2025

( i )

( ii )

Section 11.10	Entire Agreement	48
Section 11.11	Waivers	48
Section 11.12	Assignment	48
Section 11.13	Invalidity and Unenforceability	48
Section 11.14	Counterparts	48

ADDENDA

SCHEDULE A	[Redacted - Commercially Sensitive Information - Concessions]
SCHEDULE B	Representations and Warranties of Seller PSA Entities
SCHEDULE C	Representations and Warranties of Purchaser
SCHEDULE D	[Redacted - Commercially Sensitive Information - Material Contracts]
SCHEDULE E	Stream NPV Procedures
SCHEDULE F	Conditions Precedent
SCHEDULE G	[Redacted - Commercially Sensitive Information - Existing Security]
SCHEDULE H	Arbitration Rules
SCHEDULE I	[Redacted - Commercially Sensitive Information - Consents]

( iii )

COPPER PURCHASE AGREEMENT

THIS COPPER PURCHASE AGREEMENT dated as of April 1, 2025 (the “Signing Date”) between Versamet Royalties Corporation, as Purchaser, ENDEAVOUR SILVER CORP. a company incorporated under the laws of the Province of British Columbia, as Parent and a Seller PSA Entity and KOLPA CANADA LTD., a company incorporated under the laws of the Province of Alberta, as Seller and a Seller PSA Entity.

RECITALS:

A.	Seller is a direct wholly owned Subsidiary of Parent;

B.	Upon completion of the Acquisition Transaction, Seller will own the legal and beneficial interest in all of the issued and outstanding Equity Securities in the capital of the Mine Owner and the Mine Owner will own legal and beneficial interest in all of the issued and outstanding Equity Securities in the capital of Trasmisora;

C.	The Mine Owner is the sole legal and beneficial owner of the Stream Properties and the other Project Assets (except for the Transmission Assets and any legal or beneficial interest created by the Existing Assets Trust Agreement) and Trasmisora is the sole legal and beneficial owner of the Transmission Assets; and

D.	Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, an amount of Refined Copper equal to the Reference Copper, subject to and in accordance with the terms and conditions of this Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1          Definitions

As used in this Agreement, including the recitals and schedules hereto, the following terms have the following meanings:

“Abandonment” has the meaning set out in Section 6.12.

“Abandonment Property” has the meaning set out in Section 6.12.

“Access Right” means any and all property rights, easements, rights-of-way, surface rights, rights of use, possession rights, and other rights (including those acquired or held by custom or by prescription) necessary for or related to use, ingress, egress, the construction, maintenance, or operation of mining components, roads, utilities, pipelines, power facilities, communication facilities, transportation routes, and any other associated or ancillary facilities.

“Acquiror” has the meaning set out in the definition of “Change of Control”.

“Acquisition Transaction” means the consummation of the transactions contemplated by the SPA, including acquisition by Seller of 100% of the issued share capital in the Mine Owner.

“Additional Mines” means the Chonta Mine and the Yen Mine.

“Additional Properties” means all real property interests, mineral claims, mineral leases, land (surface and access rights), mining concessions, mining rights and exploration licenses and other similar rights, concessions and interests or contractual rights owned or held by a Seller Group Entity as of the Closing Date, or directly or indirectly acquired by or granted to a Seller Group Entity (including a Project Owner) after the Closing Date, but which does not form part of the Stream Properties.

“Additional Property Minerals” has the meaning set out in Section 6.2(4).

“Adverse Impact” means any effect, event, occurrence, amendment or other change that, when taken together with all other effects, events, occurrences, amendments or other changes, is or would reasonably be likely to:

(a)	have a material adverse effect on: (i) the business, operation, property, condition (financial or otherwise) or prospects of the Seller PSA Entities taken as a whole; (ii) the ability of one or more of the Seller PSA Entities to perform its obligations under any of the Stream Documents; (iii) the validity or enforceability of, or the effectiveness or ranking of the Security granted or purporting to be granted under any of the Stream Security Documents or the rights or remedies of Purchaser under any of the Stream Documents;

(b)	have a material adverse effect on the Project Owners’ ability to operate the Mine in accordance with the Mine Plan as in effect immediately prior to the occurrence of the Adverse Impact; or

(c)	result in a Trigger Event,

provided, in each case, that it shall not include any effect, event, occurrence, amendment or other change that:

(d)	results exclusively from the announcement of the execution of this Agreement or any other Stream Document contemplated herein or therein; or

(e)	prior to the Completion of the Acquisition Transaction, results from or is caused by: (i) general economic, political or regulatory conditions or events in any of the geographical areas in which the Project Owner or its Subsidiaries operate; (ii) any change in the financial, banking, credit, debt, currency or capital markets in general (whether in Canada, the United States, Peru or any other country or in any international market), including changes in interest rates, commodity prices or raw material prices; (iii) conditions generally affecting any industry (or any segment thereof) or any market in which the Project Owner or its Subsidiaries operate; (iv) acts of God, natural disasters, pandemics, epidemics, national or international political or social conditions, including the engagement in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war (including any escalation or worsening of war), or the occurrence of any military or terrorist attack or other force majeure event; (v) any changes in Applicable Laws, or accounting rules or principles including, for greater certainty, changes in IFRS; (vi) the announcement or pendency of the Acquisition Transaction, the identity of the Seller, the disclosure of the fact that the Seller is the prospective acquirer of the Project Owner or its Subsidiaries, or any communication by the Seller PSA Entities, including communications regarding the plans or intentions of the Seller with respect to the Project Owner or its Subsidiaries, including the impact thereof, if any, on relationships with customers, suppliers, distributors, employees, Governmental Authorities and any other Person with whom the Project Owner or its Subsidiaries have a business relationship, except to the extent such communication is made with the prior consent of the Vendors or is required by Applicable Law; (vii) any act or omission of the Vendors or the Project Owner or its Subsidiaries prior to the Completion of the Acquisition Transaction taken with the consent or at the request of Seller, or required by the SPA; or (viii) any failure of the Project Owner or its Subsidiaries to meet any projections, forecasts, or revenue or earnings predictions for any period ending on or after the date of the SPA (provided, however, that the events, circumstances, changes or effects underlying any such failure shall be taken into account in determining whether an Adverse Impact has occurred or would reasonably be expected to occur); provided, that with respect to clauses (i) through (x), the exclusion shall not apply to the extent such matter has a materially disproportionate effect on the Project Owner and its Subsidiaries, taken as a whole, relative to other comparable Persons operating in the markets and/or industries in which the Project Owner or its Subsidiaries operate.

“Affiliate” means, in relation to any Person, any other Person controlling, controlled by, or under common control with such first mentioned Person.

“Agreement” means this Copper Purchase Agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof.

“Anti-Corruption Laws” means, with respect to any Person, (i) the United States Foreign Corrupt Practices Act of 1977, as amended; (ii) the Corruption of Foreign Public Officials Act (Canada), as amended; (iii) sections 121 (Frauds on the Government) and 426 (Secret Commissions) of the Criminal Code (Canada); (iv) the OECD Convention of December 17, 1997 with respect to measures against corruption of foreign public officials and any OECD Guidelines or Action Statements with respect thereto; (v) the U.K. Bribery Act 2010; (vi) any other applicable national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions; (vii) the provisions included in Section IV of Chapter II of Title XVIII of the Peruvian Criminal Code (Código Penal); (viii) Peruvian Law No. 30737 (Ley que asegura el pago inmediato de la reparación civil a favor del estado peruano en casos de corrupción y delitos conexos) and its corresponding regulations approved by Peruvian Supreme Decree No. 096-2018-EF; (ix) Peruvian Law No. 30424 (Ley que regula la responsabilidad administrativa de las personas jurídicas en el proceso penal) and its corresponding regulations approved by Peruvian Supreme Decree No. 002-2019-JUS;and (x) any other law, judgment, order, executive order, decree, ordinance, rule or regulation of any Governmental Authority related to bribery or corruption binding on or affecting such Person, any Affiliate thereof or its or their property or operations;.

“Anti-Terrorism Laws” means, with respect to any Person, (i) the U.S. Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department and any other enabling legislation or executive order relating thereto, (ii) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (United States), as amended; (iii) the United States Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001; (iv) the Bank Secrecy Act (United States), as amended; (v) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada); (vi) Parts II.1 (Terrorism) and XII.2 (Proceeds of Crime) of the Criminal Code (Canada); (vii) regulations promulgated pursuant to the Special Economic Measures Act (Canada), (viii) the United Nations Act (Canada), (ix) the Justice for Victims of Corrupt Foreign Officials Act (Canada), (x) the Freezing Assets of Corrupt Foreign Officials Act (Canada), (xi) the Terrorism Act 2000 (UK), (xii) the Anti-terrorism, Crime and Security Act 2001 (UK), (xiii) the Prevention of Terrorism Act 2005 (UK), (xiv) the Terrorism Act 2006 (UK), (xv) the Counter Terrorism Act 2008 (UK); (xv) Peruvian Law No. 27693 (Ley que crea la Unidad de Inteligencia Financiera – Perú) and its corresponding regulations approved by Peruvian Supreme Decree No. 020-2017-JUS; (xvi) Peruvian Law No. 29038 (Ley que incorpora a la Unidad de Inteligencia Financiera del Peru (UIF- Perú) a la SBS); (xvii) Peruvian Legislative Decree No. 1106 (Decreto Legislativo de lucha eficaz contra el lavado de activos y otros delitos relacionados a la minería ilegal y crimen organizado); (xviii) Law Decree No. 25475 (Establecen la penalidad para los delitos de terrorismo y los procedimientos para la investigación, la instrucción y el juicio); (xix) Peruvian SBS Resolution No. 789-2018 (Norma para la prevención del lavado de activos y del financiamiento del terrorismo aplicable a los sujetos obligados bajo supervisión de la uif-perú, en materia de prevención del lavado de activos y del financiamiento del terrorismo); and (xx) any other law, judgment, order, executive order, decree, ordinance, rule or regulation of any Governmental Authority related to anti money laundering, anti-terrorist financing, Sanctions and “know your client” laws binding on or affecting such Person, any Affiliate thereof or its or their property or operations;.

“Applicable Law” means any law, regulation, decision, ordinance, code, order or other requirement or rule of law or the rules, policies, orders or regulations of any Governmental Authority, including any judicial or administrative interpretation thereof, applicable to a Person or any of its properties, assets, businesses or operations and including any Anti-Corruption Law or any Anti-Terrorism Law.

“Approved Acquiror” means a Person that:

(a)	has sufficient financial resources and technical and operational capability to continue the mining operations and activities pertaining to or in respect of the Mine, the Stream Properties and the Mineral Processing Facilities in accordance with all Applicable Laws, the Mine Plan, the Authorizations and Good Practice Standards;

(b)	(i) is incorporated or organized (with a substantial presence), has its management headquarters and presence of substantial assets in the United States, Canada, United Kingdom, Western Europe, Japan, Australia, Peru, Mexico, Brazil and Chile or other jurisdictions with an equivalent rule of law environment and ability to enforce judgments, or (ii) is otherwise acceptable in the discretion of Purchaser; and

(c)	is not a Sanctioned Person.

“Arbitration Rules” means the International Commercial Arbitration Act (British Columbia).

“Auditor’s Report” means a written report prepared by a national accounting firm in Canada that is independent of the Seller Group Entities and Purchaser, is mutually agreeable to the Parties and has experience and expertise in determining the quantity of copper mined, produced, extracted or otherwise recovered from mining projects, which report determines at a minimum the number of tonnes of Reference Copper that Purchaser was entitled to have received pursuant to this Agreement in respect of any period in dispute.

“Authorization” means all authorizations (environmental approvals and decisions on environmental and citizenship consultations), licences, permits (including water and socio-environmental permits), rights (including Access Rights and citizenship participation and consultation rights), privileges, concessions, franchises, clearances, consents, orders and other approvals required to be obtained from any Governmental Authority or other Person, including with respect to Environmental Laws.

“Base Case Financial Model” means the excel document which forms the basis upon which the Seller Group Entities’ annual budgeting is undertaken and which is in a form substantially equivalent to that provided on the Closing Date including the Reserves and Resources in relation to the Project as of the date thereof of as well as annual details of, among other things, projected tonnes of ore mined, contained metals in ore mined, tonnes of ore processed, grade (including silver, lead, zinc, copper and gold, as applicable) of ore processed, contained metals in ore processed, metallurgical recoveries, dry metric tonnes of concentrates produced, grade (including silver, lead, zinc, copper and gold, as applicable) of concentrate produced, contained metal in concentrate produced, contained metal in any other form or product produced, financial forecasts (including forecast revenue, operating expenditure, capital expenditure and free cash flow) of the Project Owners from the Closing Date until the end of the currently forecast life of mine, as updated annually and from time to time in accordance with this Agreement.

“Base Interest Rate” means Term SOFR plus 5.75%.

“Books and Records” means all books, records, invoices, data, documentation, weight, moisture and assay certificates, scientific and technical information, samples and other information relating to operations and activities with respect to the Mine, the Stream Properties and the mining, treatment, processing, milling, leaching, gravity, refining, concentrating and transportation of Minerals.

“Business Day” means any day (other than a Saturday or Sunday) on which banks are open for general business in Vancouver, British Columbia, Calgary, Alberta and Lima, Peru.

“Change of Control” of a Person means the consummation of any transaction, including any consolidation, arrangement, amalgamation, merger or demerger or any issue, Transfer or acquisition of voting shares, the result of which is that any other Person or group of other Persons acting jointly or in concert for purposes of such transaction (any such Person or group of Persons being referred to as the “Acquiror”): (i) becomes the beneficial owner, directly or indirectly, of 50% or more of votes attached to voting Equity Securities of such Person; or (ii) acquires control of such Person.

“Chonta Mine” means the underground mine operated by Explotación Minera Chonta S.A.C. on mining concessions held directly or assigned under mineral leases and/or option agreements by Explotación Minera Chonta S.A.C. and real property leased by Explotación Minera Chonta S.A.C. listed or described in Part II of Schedule A;

“Closing Date” means the Business Day on which Purchaser shall pay the Deposit in accordance with this Agreement.

“Code of Conduct” has the meaning set out in Section 6.14(1).

“Collateral” means all present and future shares and other Equity Securities in the capital of the Mine Owner and related rights in which security interests are granted or purported to be granted pursuant to the Stream Security Documents.

“Commingling Plan” has the meaning set out in Section 6.2(2).

“Compensation Agreement” has the meaning set out in Section 6.2(2).

“Completion” has the meaning given to the term “Closing” in the SPA, as in effect on the date hereof.

“Comprehensively Sanctioned Country or Territory” means a country or territory that is, or whose government is, the subject of Sanctions, including the Crimea Region of Ukraine, the Donetsk People’s Republic, the Luhansk People’s Republic, Sevastopol, the Democratic Republic of North Korea, Cuba, Iran, Sudan, Syria and Russia.

“Confidential Information” has the meaning set out in Section 5.6(1).

“control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of a Person, whether by ownership of securities, by contract or otherwise (including by way of entitlement to nominate a majority of the directors of such entity); and “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings.

“Copper Cash Price” means 10% of the Copper Market Price.

“Copper Market Price” means, with respect to any day, the per tonne cash settlement price (bid) as quoted in US dollars by the LME for Grade A copper on such day or the immediately preceding day if such day is not a trading day; provided that, if for any reason the LME is no longer in operation or if the per tonne price of copper is not calculated on behalf of or confirmed, acknowledged by, or quoted by the LME, the Copper Market Price shall be determined in a manner endorsed by the LME, failing which the Copper Market Price will be determined by reference to the per tonne price of copper on another commodity exchange satisfactory to Purchaser, acting reasonably.

“Copper Purchase Price” has the meaning set out in Section 2.5(1).

“Date of Delivery” has the meaning set out in Section 2.3(2).

“Deposit” means $35,000,000.

“Disclosing Party” has the meaning set out in Section 5.6(1).

“Disclosure Letter” means the disclosure letter delivered pursuant to the SPA.

“Dispute” means any and all questions, claims, controversies, or disputes arising out of or relating to the validity, construction, interpretation, meaning, performance, effect, breach or termination of any one or more of this Agreement and any Stream Document, or the rights and liabilities arising hereunder or thereunder.

“Dispute Notice” has the meaning set out in Section 9.4(1).

“Distribution” means with respect to any Seller PSA Entity:

(a)	the retirement, redemption, retraction, purchase or other acquisition by such Person of any Equity Securities of such Person;

(b)	the declaration or payment by such Person of any dividend, return of capital or other distribution (in cash, securities, other property or otherwise) of, on or in respect of, any Equity Securities of such Person or any other payment or distribution of any kind to its direct or indirect securityholders;

(c)	any other payment or distribution (in cash, securities, other property, or otherwise) by such Person of, on or in respect of, its Equity Securities;

(d)	any payment with respect to indebtedness owing by a Seller PSA Entity to an obligor that is an Affiliate by way of intercompany debt or otherwise; and

(e)	any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or gratuity, to any Affiliate of such Person or to any director or officer thereof, excluding, for greater certainty, employment compensation in the ordinary course of business.

“Encumbrances” means all mortgages, charges, assignments (including by way of security and/or conditional assignments), hypothecs, pledges, security interests, liens, movable assets securities, trusts, easements, restrictions, patent or other reservation in minerals, royalty claims, and other encumbrances and adverse claims of every nature and kind

“Environmental Laws” mean Applicable Laws relating to pollution or protection of the environment or any natural resource, archaeological preventive programs or occupational or public health or safety, including Applicable Laws relating to emissions, discharges, or releases of Hazardous Substances (whether ordinary, industrial, toxic or hazardous) or wastes into the environment (including ambient air, atmosphere, fauna, flora, surface water, ground water, aquifers, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, management, treatment, storage, disposal, transport or handling of Hazardous Substances (whether ordinary, industrial, toxic or hazardous) or wastes which are applicable to the Mine, the Project Assets or the other assets owned, controlled or managed by either Project Owner or to the activities at any time of either Project Owner.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.

“Event of Default” has the meaning set out in Section 9.1.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to Purchaser or required to be withheld or deducted from a payment or delivery to Purchaser:

(a)	Taxes imposed or collected by a jurisdiction by reason of Purchaser being incorporated or resident in that jurisdiction, carrying on business in, or having a permanent establishment, principal office or a connection in that jurisdiction or participating in a transaction separate from this Agreement in that jurisdiction, in each case determined by application of the laws of that jurisdiction; and

(b)	Taxes which arise because of a change in Purchaser or any change in the jurisdiction in which Purchaser or any other recipient is resident or incorporated; and

(c)	Taxes solely attributable to Purchaser’s failure to comply with Section 10.2(3),

provided, however, that “Excluded Taxes” shall not include: (x) any Taxes of any kind arising solely as a result of Purchaser entering into, or performing its obligations under, this Agreement or any other Stream Document, or receiving deliveries or payments under this Agreement or any other Stream Document, or making payments under this Agreement (including the Deposit) or (y) any Taxes arising solely as a result of Purchaser enforcing rights under this Agreement or any other Stream Document.

“Facilities” means, collectively, the mining, processing, development, production, maintenance, administration, water, electrical and conveyor facilities and installations (including the Mineral Processing Facilities), tailings and waste rock storage facilities, railway infrastructure and rolling stock, storage facilities, stockpiling facilities, shipping infrastructure, utilities, and related ancillary infrastructure, other buildings, structures, improvements, fixtures and other real and personal property, including equipment, re-commissioned, constructed, operated or otherwise used by or on behalf of any Seller Group Entity to extract, beneficiate, process, market, transport and sell Minerals derived from the Stream Properties or to develop, operate or administer the Project, whether or not located within the physical boundaries of the Project Area.

“Good Practice Standards” means, in relation to the business of mining (including all relevant disciplines pertaining thereto, such as metallurgy, processing, engineering, environmental and governance matters, relations with community and indigenous peoples, citizen participation, prior consultation and other social matters), the exercise of that degree of skill, care, prudence, operational and financial foresight and operating practice which would reasonably and ordinarily be expected from a skilled and experienced person engaged in the same type of undertaking as each Project Owner under the same or similar circumstances, with the exercise of skill, care, prudence, operational and financial foresight and operating practices to be substantially in accordance with recognised best practices in the international mining industry.

“Governmental Authority” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange, or any indigenous or native body (or both, as the case may be) exercising governance powers by right, title or custom.

“Hazardous Substance” means any substance or a composition that contains one or more substances (a) whose characteristics pollute or damage the environment or any natural resource, (b) which is dangerous or poses a risk to the life or health of any human, including those substances with proven acute or chronic toxicity and other damaging effects, or (c) which is defined or otherwise regulated under any Environmental Law.

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto.

“including” or “includes” means including without limitation or includes without limitation.

“Independent Assay Results” has the meaning set out in Section 6.9(3)(c).

“Independent Assayer” means an independent laboratory of recognized standing in the analysis of copper, lead, zinc, gold and silver in base metal concentrates or other Saleable Products that is independent of the Seller Group Entities.

“Independent Expert” means an independent engineering and consulting firm of internationally recognized standing in the area of mining and mineral processing appointed by Seller and Purchaser, each acting reasonably, by mutual agreement in writing or, to the extent that Seller and Purchaser cannot agree on any such Person within 15 Business Days after the date on which the requirement that an Independent Expert make such a determination arises, then such independent engineering and consulting firm shall be appointed by the International Centre for ADR in accordance with the Rules for the Appointment of Experts and Neutrals of the International Chamber of Commerce; provided that, unless Purchaser and Seller agree otherwise, an Independent Expert shall be a firm that: (x) is independent of both of Seller and Purchaser and their respective Affiliates; and (y) has not acted for either of Seller or Purchaser or their respective Affiliates in any material capacity for at least one year before the date of appointment of such Independent Expert.

“Initial Term” has the meaning set out in Section 4.1.

“Insolvency Event” means, in relation to any Person, any one or more of the following events or circumstances:

(a)	(i) proceedings are commenced for the insolvency, bankruptcy, winding-up, liquidation, prevention, or dissolution of such Person; (ii) a decree or order of a Governmental Authority of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated), including approving any plan of compromise or arrangement or other similar corporate proceeding involving or affecting its creditors; (iii) a petition seeking reorganization, arrangement or adjustment of or in respect of such Person is approved under Applicable Laws relating to bankruptcy, insolvency or relief of debtors (in each case unless vacated); (iv) such Person makes an assignment for the benefit of its creditors, or petitions or applies to a Governmental Authority of competent jurisdiction for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any Applicable Law relating to bankruptcy, insolvency, reorganization, arrangement or readjustment of debt or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar Person appointed with respect to it or any substantial portion of its property or assets; or (v) a resolution of its board of directors, shareholders meeting or equivalent body is passed for the receivership or dissolution, winding-up or liquidation of such Person;

(b)	in addition to any of the events specified in paragraph (a) above, in the case of any entity incorporated under the laws of Peru: (i) such entity has losses that reduce its net worth to an amount of less than one third its paid-in-capital; (ii) has been declared insolvent under the Peruvian Bankruptcy Law (Ley No. 27808, Ley General del Sistema Concursal); (iii) has taken any action or filed, consented or acquiesced to any petition seeking its liquidation, winding-up, reorganization or an arrangement with creditors or to take advantage of any liquidation, bankruptcy, reorganization, or insolvency laws (including, but not limited to, any petitions for the commencement of an insolvency proceeding (procedimiento concursal), whether preventive or ordinary); or (iv) has been notified or otherwise has knowledge of any petition filed by any third party seeking the liquidation, winding-up or reorganization of it (including, but not limited to, any petitions for the commencement of an insolvency proceeding (procedimiento concursal), whether preventive or ordinary); or

(c)	anything analogous or having similar effect to an event listed in the foregoing paragraphs (a) or (b) above occurs in respect of that Person.

“IRR Amount” means an amount calculated upon the occurrence of an Event of Default and termination of this Agreement equal to (i) the sum of the Deposit and a per annum percentage return on the Deposit equal to the Base Interest Rate plus 2% per annum less (ii) the net value of Refined Copper delivered to Purchaser under this Agreement where the net value of Refined Copper delivered hereunder is the Copper Market Price of such Refined Copper on the day immediately prior to the Date of Delivery of such Refined Copper less the Copper Cash Price paid by Purchaser on account of such Refined Copper.

“Judgment Currency” has the meaning set out in Section 10.6.

“Kolpa Extracted Minerals” means Minerals that do not constitute Third Party Purchased Minerals.

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, liquidation, reorganisation, moratoria, administration and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under applicable limitations laws, the possibility that an undertaking to assume liability for or indemnity of a person against non-payment of stamp duty may be void and defences of set-off or counterclaim; and

(c)	any other matters which are set out as qualification as to matters of law in any legal opinions to be given to Purchaser in connection with this Agreement.

“LME” means the London Metal Exchange or any successor exchange agreed between Purchaser and Seller.

“LME Warrants” means, in respect of Refined Copper, a bearer document of title recognized by the LME and representing 25 tonnes (+/- 2%) of Refined Copper held in a LME approved warehouse located in a Permitted Warehouse Location, provided however that any such document of title issued in respect of any Refined Copper that originated from any Sanctioned Person or Comprehensively Sanctioned Country or Territory, including Russia and any Russian branded LME warrants, shall be excluded and shall not constitute an “LME Warrant” hereunder.

“Losses” means all claims, demands, proceedings, fines, losses, damages, liabilities, obligations, deficiencies, costs, Taxes, and expenses (including all reasonable and documented legal and other professional fees and disbursements, all interest, penalties, judgment and amounts paid in settlement of any demand, action, suit, proceeding, assessment, judgment or settlement or compromise), in connection with or in respect of any breach or default by the other Party but excluding any punitive or exemplary damages.

“Material Contracts” means, collectively, (i) each agreement set forth in Schedule D and any replacements thereof, and (ii) any contract or agreement entered into by a Seller Group Entity and that is material to the construction, development, operation or ownership of the Project or that would be material to the Project Owners if it was terminated or suspended or any party thereto failed to perform its obligations thereunder and that cannot be easily replaced without having a material impact on the development or operation of the Mine.

“Mine” means the Huachocolpa Uno polymetallic mine located in the area of Comihuasa, district of Huachocolpa, province and region of Huancavelica, Peru, which is comprised of and covers, inter alia, the Stream Properties and the other Project Assets.

“Mine Data” has the meaning set out in Schedule B.

“Mine Owner” means Compañia Minera Kolpa S.A., a company incorporated and existing under the laws of the Republic of Peru, and its successors and permitted assigns.

“Mine Plan” means, at any time, the mine plan substantially set forth in the preliminary economic assessment technical report with an effective date of March 31, 2023 and a report date of May 7, 2024 prepared by LOM Consultants Ltd. for the Project, as updated by the Base Case Financial Model in effect at such time and delivered to Purchaser in accordance with this Agreement.

“Mineral Processing Facilities” means any crusher, mill, ore concentrator, processing plant, smelter, refinery or other processing facility owned or operated by any Seller Group Entity located on the Stream Properties and at which Minerals are processed.

“Minerals” means any and all ore and marketable metal bearing material or product in whatever form or state (including Produced Copper) that is mined, produced, extracted or otherwise recovered or derived from the Stream Properties and the Additional Mines, including (i) any such material or product derived from any processing or reprocessing of any tailings, stockpiles, waste rock or other waste products originally derived from the Stream Properties or the Additional Mines, and (ii) any ore and any other products requiring further milling, processing, smelting, refining or other beneficiation of Minerals, including Saleable Products.

“Minimum Lot Size” has the meaning set out in Section 2.7.

“Mining Rights” means any and all mining claims, mining leases, mineral claims, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to Minerals or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting Minerals, under the terms of Applicable Laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired including the concessions, mineral leases, contracts or other similar interests listed or described in Part I of Schedule A. “Mining Rights” includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing.

“Monthly Report” means a written report, in relation to any calendar month detailing:

(a)	the tonnages and head grades of ore mined from the Stream Properties during such calendar month;

(b)	the tonnages and head grades of ore purchased from third parties during such calendar month;

(c)	the tonnages and grades of ore processed at the Mineral Processing Facilities during such calendar month;

(d)	with respect to any Mineral Processing Facilities, the types of Saleable Products produced, tonnages, weights and grades (including concentrate grades) during such calendar month and the resulting metallurgical recoveries;

(e)	the number of tonnes of copper contained in any Saleable Product produced during such calendar month, including copper concentrate, lead concentrate and zinc concentrate;

(f)	the weight and grade of any Saleable Product delivered or shipped offsite during such calendar month;

(g)	end of month stockpile of Saleable Product (tonnage, moisture content and grade) not yet shipped offsite;

(h)	an estimate of the Project C1 cash costs and all-in sustaining costs for such calendar month; and

(i)	such other information in respect of copper as may be reasonably requested by Purchaser.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, or any successor instrument, rule or policy.

“Offtake Agreement” means each agreement or contract entered into by a Seller Group Entity with an Offtaker that relates in any way to: (i) the sale of Minerals to an Offtaker; (ii) the delivery of the entitlement to, or the benefit of, Minerals to an Offtaker; or (iii) the smelting, refining or other beneficiation of Minerals by an Offtaker for the benefit of a Seller Group Entity.

“Offtake Sales Documents” means such documents as are prepared or produced in connection with sale or transfer of Minerals to an Offtaker, including the provisional and final settlement sheets, provisional and final invoices, metals return statements, credit notes, bills of lading, and any and all certificates and other documentation prepared or produced for or by the relevant Offtaker, including certificates for final shipped moisture content and final analyses and assays evidencing the amount of Minerals, including the quantity of copper and any other metal contained therein, delivered to the Offtaker.

“Offtaker” means (i) any Person that is not a Seller Group Entity that purchases Minerals from a Seller Group Entity or is the recipient of the entitlement to, or benefit of, Minerals from a Seller Group Entity; or (ii) any Person that takes delivery of Minerals for the purpose of smelting, refining or other beneficiation of such Minerals for the benefit of a Seller Group Entity.

“Offtaker Charges” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, weight franchise charges, financing charges or price participation charges, royalties or royalty type payments, or other charges, penalties or deductions that may be charged or levied by an Offtaker, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, as a recovery rate, a percentage or otherwise.

“Offtaker Delivery” means the delivery of Minerals to an Offtaker or the transfer of the entitlement to or benefit of Minerals to an Offtaker, which for greater certainty shall not include any deliveries of Minerals to Persons subsequent to the first Offtaker acquiring such Minerals.

“Offtaker Payment” means with respect to (i) Minerals purchased by an Offtaker from a Seller Group Entity, or (ii) Minerals the entitlement to, or benefit of which, is received by an Offtaker from a Seller Group Entity, the receipt from and after the Closing Date by a Seller Group Entity of payment or other consideration from the Offtaker in respect of any Minerals, or if no such consideration is applicable, the delivery of the Minerals (or ownership of the Minerals) to such Offtaker (or to the direction of such Offtaker).

“Original Financial Statements” means:

(a)	in relation to the Mine Owner, its audited financial statements for the financial years ended December 31, 2021, December 31, 2022 and December 31, 2023; and

(b)	in relation to Parent, its audited financial statements for its financial years ended December 31, 2022, December 31, 2023 and December 31, 2024.

“Other Minerals” means ores or other minerals mined, produced, extracted or otherwise recovered from properties that are not one of or do not constitute part of the Stream Properties or the Additional Mines, whether such properties are owned by Seller Group Entities or otherwise;

“Parent” means Endeavour Silver Corp., a corporation incorporated under the Business Corporations Act (British Columbia), and its successors and permitted assigns.

“Parties” means the parties to this Agreement.

“Perfection Requirements” means the making or procuring of the appropriate perfection, stamping, endorsements, notarisations, notifications, Authorizations and registration requirements of or with respect to the Stream Security Documents and or the security interest created under them.

“Permitted Encumbrances” means:

(a)	any lien arising by operation of law and in the ordinary course of trading so long as the debt it secures is paid when due or contested in good faith and appropriately provisioned;

(b)	any reservations, or exceptions contained in the original grants of land or by applicable statute or the terms of any lease in respect of any Stream Properties, or comprising the Stream Properties which do not materially detract from the value of, or materially impair the use of, the Stream Properties for the purpose of conducting and carrying out mining operations thereon;

(c)	minor discrepancies in the legal description or acreage of or associated with the Stream Properties or any adjoining properties which would be disclosed in an up to date survey and any pre-existing registered easements and pre-existing registered restrictions or pre-existing covenants that run with the land, in either case which do not materially detract from the value of, or materially impair the use of, the Stream Properties for the purpose of conducting and carrying out mining operations thereon;

(d)	Encumbrances on cash and cash equivalent investments granted by a Project Owner to a Governmental Authority to secure performance of statutory obligations or regulatory requirements (including reclamation obligations) under Applicable Law;

(e)	rights of way for, or reservations of rights of others for, sewers, water lines, gas lines, electric lines, telegraph and telephone lines, and other similar utilities, or zoning by-laws, ordinances, surface access rights or other restrictions as to the use of the Stream Properties or the Facilities which do not in the aggregate materially detract from the use of such Project Assets for the purpose of conducting and carrying out mining operations thereon;

(f)	any rights of expropriation, access or user or other similar such rights conferred or vested on public authorities, provided they are not exercised against any Seller PSA Entity or its assets, or if exercised, do not materially detract from the value of the Stream Properties;

(g)	Encumbrances on cash and cash equivalent investments granted by a Project Owner to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of the Project Owner, all in the ordinary course of its business;

(h)	any contractual right of set-off, other than pursuant to a contract entered into in the ordinary course of business;

(i)	any Encumbrance listed as ‘Existing Security’ on Schedule G;

(j)	any Encumbrance on Project Assets or the Collateral, provided that such Encumbrance is granted in accordance with Section 6.7; and

(k)	any Encumbrance created with Purchaser’s prior written consent.

“Permitted Warehouse Location” means an LME-approved storage facility located within a free-trade zone and such other locations as Purchaser and Seller may agree in their sole discretion, but excluding any storage facility located in the United States of America, Canada and such other locations as Purchaser may reasonably determine in its sole discretion from time to time.

“Person” means and includes a Party, individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Authority or any other type of organization, whether or not a legal entity.

“Peru” means the Republic of Peru.

“Produced Copper” means, subject to Section 2.8, any and all copper produced from or contained in minerals recovered from the Stream Properties and the Additional Mines and any and all copper produced from or contained in minerals processed through existing and future processing facilities of the Huachocolpa Uno mine, other than any copper contained in concentrate in respect of which copper is not a payable metal under the relevant Offtake Agreement.

“Produced Lead” means, subject to Section 2.8, any and all lead produced from or contained in minerals recovered from the Stream Properties and the Additional Mines and any and all lead produced from or contained in minerals processed through existing and future processing facilities of the Huachocolpa Uno mine, other than any lead contained in concentrate in respect of which lead is not a payable metal under the relevant Offtake Agreement.

“Project” means:

(a)	the management, operation, maintenance, repair and expansion of the Mine; and

(b)	the extraction, production, recovery, sale, transportation, storage, processing and delivery of base metals, precious metals and other marketable metals and Minerals in Saleable Products.

“Project Area” means the lands (including the subsurface of such lands) within the boundary of the Stream Properties described in Schedule A and includes the Stream Properties.

“Project Assets” means all the right, title and interest both present and future of the Seller Group Entities in, to, under or derived from:

(a)	the Stream Properties;

(b)	the Minerals;

(c)	the Facilities;

(d)	the Transmission Assets;

(e)	all material Authorizations, Mining Rights and other rights (including surface, access and water rights), leases, licences, easements, rights of way, privileges, concessions or franchises owned, controlled, leased, operated or held by or on behalf of any Seller Group Entity at any time in relation to the Project or any Stream Property;

(f)	the Material Contracts and any other contract, agreement related to the development, operation, expansion or maintenance of the Project or any Stream Property, or to the mining production, transportation, storage, treatment, processing or marketing of Minerals; and

(g)	any and all other present and after-acquired real or personal property held, owned used or acquired for use by the Project Owner in connection with the Project including in connection with the actual or proposed exploration, development and expansion of any mining operations on the Stream Properties.

“Project Owner” or “Project Owners” means, collectively, Mine Owner and Trasmisora.

“Purchaser” means Versamet Royalties Corporation, and its successors and assigns.

“Rate of Exchange” has the meaning set out in Section 10.6.

“Receiving Party” has the meaning set out in Section 5.6(1).

“Recovered Copper” means 100% of the Produced Copper (prior to any deduction in respect of any Offtaker Charges) contained in any Offtaker Delivery.

“Recovered Lead” means 100% of the Produced Lead (prior to any deduction in respect of any Offtaker Charges) contained in any Offtaker Delivery.

“Reference Copper” means (i) prior to Threshold Date No. 1, the greater of (A) Recovered Copper multiplied by 95.8%, and (B) 0.03 pounds per pound of Recovered Lead; (ii) on and after Threshold Date No. 1 but prior to Threshold Date No. 2, Recovered Copper multiplied by 71.85%; and (ii) on and after Threshold Date No. 2, Recovered Copper multiplied by 47.9%.

“Refined Copper” means marketable metal bearing material in the form of Grade A copper that is refined by an accredited refiner to standards conforming to the specifications for good delivery (including the Special Contract Rules for Copper -Grade A) of the LME.

“Relevant Jurisdictions” has the meaning set out in Schedule G.

“Reserves” means proven and probable reserves as defined and incorporated under NI 43-101.

“Reserves Statement” means a statement of Reserves in relation to the Project.

“Resources” means measured, indicated and inferred resources as defined and incorporated under NI 43-101.

“Resources Statement” means a statement of Resources in relation to the Project.

“Saleable Products” means any concentrates, precipitates, doré, bullion, carbon fines, slag or other product or material that contains marketable metals recovered or derived from the Stream Properties or the Additional Mines in respect of which an Offtaker Payment is expected.

“Sanctioned Person” means any Person that (i) is, or is owned or controlled, either directly or indirectly, by, or is otherwise acting on behalf of a Person that is the subject of any Sanctions; or (ii) part of, controlled by, or owned by the government, or any agency or instrumentality of the government, of a Comprehensively Sanctioned Country or Territory.

“Sanctions” means, with respect to any Person, any trade, economic or financial sanctions administered or enforced by any Governmental Authority that is applicable to such Person or any Affiliate thereof including the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the Governor in Council (Canada), Global Affairs Canada, Public Safety Canada or His Majesty’s Treasury (United Kingdom).

“Secured Party” has the meaning set out in Section 6.7.

“Security” means the charges and security interests granted in favour of Purchaser pursuant to the Stream Security Documents.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+.

“Seller” means Kolpa Canada Ltd., a company existing under the laws of the Province of Alberta and its successors and permitted assigns.

“Seller Group Entities” means the Seller PSA Entities, the Project Owners (following Completion only) and each of their respective Affiliates.

“Seller PSA Entities” means Seller and Parent.

“Seller Share Pledge” means the share pledge agreement (Contrato de Garantía Mobiliaria sobre Acciones) made by Seller under Peruvian law pursuant to which a pledge is created in favour of Purchaser over 100% of the present and future shares and other Equity Securities in the capital of the Mine Owner and related rights.

“Signing Date” has the meaning set out in the preamble to this Agreement.

“SPA” means the purchase and sale agreement dated April 1, 2025 between Parent, Seller, Kolparc Canada L.P. and GR Holding S.A.in respect of the acquisition of 100% of the issued share capital in the Mine Owner by Seller.

“Stream Documents” means, collectively, this Agreement, the Stream Security Documents, and each other agreement, document, instrument or certificate delivered for the benefit of Purchaser pursuant to or otherwise in connection with any of this Agreement or the Stream Security Documents.

“Stream NPV” has the meaning set out in Section 9.3(4).

“Stream Obligations” means all indebtedness, liabilities and other obligations, present or future, direct or indirect, absolute or contingent, matured or unmatured, at any time or from time to time due or accruing due and owing by or otherwise payable or to be performed by any Seller Group Entity to Purchaser under, in connection with or pursuant to the Stream Documents.

“Stream Properties” means:

(a)	all real property interests, mineral claims, mineral leases, mining concessions, mining rights, economic administrative unit (unidad económica administrativa or UEA), land (surface and access rights), exploration licenses, mining contracts, contractual rights and other similar rights, concessions and interests owned, held, operated, under option or under application by a Seller Group Entity comprising or forming part of the Project, whether created privately or through the actions of any Governmental Authority (collectively, the “Property Interests”) including but not limited to the owned and leased real property and mining concessions held directly or assigned under mineral leases and/or option agreements listed or described in Part I of Schedule A;

(b)	all real property interests, mineral claims, mineral leases, mining concessions, mining rights, economic administrative unit (unidad económica administrativa or UEA), land (surface and access rights), exploration licenses, mining contracts, contractual rights and other similar rights, concessions and interests owned, held, operated, under option or under application by a Seller Group Entity as of the Closing Date, or directly or indirectly acquired by or granted to a Seller Group Entity (including a Project Owner) after the Closing Date that are located, in whole or in part, within five kilometres of the exterior boundaries of the Project Area (collectively, the “Acquired Properties”);

(c)	any present or future renewals, extensions, modifications, divisions, substitutions, replacements, amalgamations, successions, derivations, severances, conversions, revisions, demise to lease, renaming or variation of Property Interests; and

(d)	whether created privately or through the actions of any Governmental Authority, any real property, mining right, tenement, concession, privilege, contract, surface, access or water right and similar interest owned or held, directly or indirectly, by a Seller Group Entity, in, to, under or over all or any portion of the area covered by the Property Interests;

whether any of the foregoing is acquired or obtained before or after the date of this Agreement and including (i) all plants, buildings, structures, improvements, appurtenances and fixtures located on any of the foregoing or thereunder, (ii) any abandoned Stream Property or related rights or interests subsequently re-acquired, and (iii) any Additional Properties that become subject to this Agreement pursuant to Section 6.2.

“Stream Security Documents” means, collectively, the Seller Pledge Agreement and all other agreements, pledges and other security agreements pursuant to which a Seller Group Entity grants to Purchaser mortgages, charges, assignments by way of security, pledges and/or security interests in all or some of the Collateral as security for the Stream Obligations and “Stream Security Document” means any of the Stream Security Documents

“Sub-Minimum Amount” has the meaning set out in Section 2.7.

“Subsidiary” means, with respect to any Person, any other Person which is, directly or indirectly, controlled by that Person.

“Tax” or “Taxes” means all present or future taxes, rates, levies, premiums, royalties, imposts, duties, deductions, assessments, withholdings, tariffs, dues, fees and other charges of any nature, including sales or value-added taxes, goods and services taxes, stamp taxes and royalties, and including any interest, fines, penalties, additions to tax, or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (of any jurisdiction), and whether disputed or not.

“Tax Returns” means all returns, declarations, reports, estimates, information returns, elections, designations and statements required to be filed in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

“Technical Report” means a technical report prepared in accordance with NI 43-101 or any other comparable foreign mineral disclosure code.

“Term SOFR” means the greater of (i) Term SOFR reference rate for a 3-month term published two Business Days prior to the first day of such term (the “Reference Business Day”), as such rate is published by the CME Group Benchmark Administration Limited (or a successor administrator of that reference rate), provided however that if such reference rate for such tenor has not been published on the Reference Business Day, then Term SOFR will be the Term SOFR reference rate for such tenor as published by CME Group Benchmark Administration Limited (or a successor administrator of that reference rate) on the first preceding Business Day for which such reference rate was published so long as such first preceding Business Day is not more than three Business Days prior to the Reference Business Day; and (ii) 2.00% per annum.

“Third Party Purchased Minerals” means any and all such ore and marketable metal bearing material or product in whatever form or state (including Produced Copper) that is mined, produced, extracted or otherwise recovered or derived from the Stream Properties and purchased from informal miners or other Persons other than Seller Group Entities, excluding all such ore and marketable metal bearing material or product in whatever form or state that is mined, produced, extracted or otherwise recovered or derived from the Additional Mines.

“Threshold Date No. 1” means the date upon which Purchaser has received, in the aggregate, LME Warrants representing more than 6,000 tonnes of Refined Copper hereunder.

“Threshold Date No. 2” means the date upon which Purchaser has received, in the aggregate, LME Warrants representing more than 10,500 tonnes of Refined Copper hereunder.

“Time of Delivery” has the meaning set out in Section 2.3(2).

“Top-Up Amount” has the meaning set out in Section 2.7(b).

“Transfer” means to sell, transfer, assign, convey, dispose or otherwise grant a right, title or interest (including a joint venture interest or an expropriation or other Transfer required or imposed by law or any Governmental Authority, whether voluntary or involuntary), or to abandon, surrender or otherwise relinquish a right, title or interest.

“Transmission Assets” means the Definitive Transmission Concession granted by Supreme Resolution N° 087-93-EM issued by the Peruvian Ministry of Energy and Mines on December 28,1993 with respect to the SE. Ingenio – SE Caudalosa 60 kV Transmission Line (L-6644), as amended, including all assets, rights, Access Rights and other Authorizations related thereto.

“Trasmisora” means Compañia Trasmisora Sur Andino S.A.C., a company incorporated and existing under the laws of the Republic of Peru, or any transferee of the Transmission Assets as permitted pursuant to this Agreement, and their respective successors and permitted assigns.

“Trigger Event” means any Event of Default, or any event or circumstance which, with notice, the passage of time or both, would constitute an Event of Default.

“Uncredited Deposit” means, at any time, the Deposit, less the aggregate amount (if any) that has been credited against the Uncredited Deposit in accordance with Section 2.5; provided that in no event will the Uncredited Deposit be less than nil.

“Value” means, with respect to any Refined Copper delivered or deferred hereunder as of any calculation date, the applicable Copper Market Price on the calculation date multiplied by the applicable Reference Copper.

“Vendor” has the meaning set out in Section 6.13.

“Yen Mine” means the open pit mine operated by Explotación Minera PPM E.I.R.L. and Empresa de Transportes Bendito Niño de Jesus E.I.R.L. on the mining concession “ACUMULACION RUBLO” owned by the Mine Owner through exploitation agreements entered into with the Mine Owner and real property leased by the Mine Owner listed or described in Part III of Schedule A;

Section 1.2          Other Rules of Interpretation

(1)	Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, the Parties agree that (i) the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof; (ii) references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement; (iii) headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement (iv) where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”; (v) all references to “tonnes” as a measure of mass in this Agreement are to dry metric tonnes; (vi) the language used in this Agreement is the language chosen by the Parties to express their mutual intent; (vii) unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders; (viii) a reference to a statute includes all regulations and orders made pursuant to and rules promulgated under such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation from time to time; (ix) except where the context otherwise requires, all references to agreements (including this Agreement) and other contractual instruments shall be deemed to be a reference to such agreement or instrument as it may be amended, modified, restated, amended and restated, supplemented or extended from time to time; (x) time is of the essence in the performance of the Parties’ respective obligations under this Agreement; (xi) all statements or references to $ or dollar amounts in this Agreement are to US dollars; (xii) any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement; (xiii) references to “indebtedness” includes any obligation (whether incurred as principal or as surety and whether alone or jointly with others) for the payment or repayment of money, whether present or future, actual or contingent; and (xiv) references to “receiver” includes a receiver, interim receiver, receiver manager, sequestrator, conservator, custodian, administrator, liquidator, monitor or similar official.

(2)	Where this Agreement specifies an amount in a given currency (the specified currency) “or its equivalent”, the “equivalent” is a reference to the amount of any other currency which, when converted into the specified currency utilising any publicly available spot rate of exchange selected by Purchaser (acting reasonably) for the purchase of the specified currency with that other currency at or about 11:00am (Vancouver time) on the relevant date, is equal to the relevant amount in the specified currency.

(3)	For purposes of the calculation of the IRR Amount under this Agreement, the Base Interest Rate and Term SOFR shall be determined on the date of termination of this Agreement pursuant to Section 9.2(1)(c).

Section 1.3          Days

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Vancouver time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Vancouver time) on the next Business Day.

Section 1.4          Schedules

The following schedules are attached to and form part of this Agreement:

SCHEDULE A	[Redacted - Commercially Sensitive Information - Concessions]
SCHEDULE B	Representations and Warranties of Seller PSA Entities
SCHEDULE C	Representations and Warranties of Purchaser
SCHEDULE D	[Redacted - Commercially Sensitive Information - Material Contracts]
SCHEDULE E	Stream NPV Procedures
SCHEDULE F	Conditions Precedent
SCHEDULE G	[Redacted - Commercially Sensitive Information - Existing Security]
SCHEDULE H	Arbitration Rules
SCHEDULE I	[Redacted - Commercially Sensitive Information - Consents]

ARTICLE 2

PURCHASE AND SALE

Section 2.1          Purchase and Sale

(1)	Subject to and in accordance with the terms of this Agreement including Section 2.2, from and after the Closing Date, Seller hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from Seller, an amount of Refined Copper equal to the Reference Copper, free and clear of all Encumbrances. For greater certainty, Reference Copper shall not be reduced for, and Purchaser shall not be responsible for any Offtaker Charges, all of which shall be for the account of Seller.

(2)	Seller shall not sell to Purchaser any Refined Copper that has been directly or indirectly purchased on a commodities exchange. Seller shall not sell and deliver to Purchaser any physical Refined Copper resulting from Produced Copper or any other copper produced in Peru and shall not deliver to Purchaser any LME Warrant issued in respect of physical Refined Copper resulting from copper produced in Peru (including Produced Copper).

Section 2.2          Delivery Obligations

Subject to completion of the Acquisition Transaction and the Deposit having been paid, during the term of this Agreement, on or before the fifth Business Day after the last day of each calendar month, Seller shall sell and deliver to Purchaser, Refined Copper in an aggregate amount equal to the Reference Copper in each Offtaker Delivery occurring in such calendar month and in respect of which an Offtaker Payment has been made in that calendar month (whether such Offtaker Payment relates to all or any portion of the Produced Copper contained in such Offtaker Delivery). The amount of Recovered Copper and Reference Copper contained in each Offtaker Delivery shall be determined in accordance with the Independent Assay Results applicable to each such Offtaker Delivery.

Section 2.3          Delivery of LME Warrants

(1)	Seller shall sell and deliver to Purchaser all Refined Copper to be sold and delivered under this Agreement by way of transfer of applicable LME Warrants representing such Refined Copper.

(2)	All deliveries of Refined Copper to Purchaser shall be deemed to have been made at such time and on such date (the “Time of Delivery” on the “Date of Delivery”) LME Warrants for such Refined Copper are transferred to the applicable designated metal account of Purchaser. Title to, and risk of loss of, Refined Copper shall pass from Seller to Purchaser at the place of delivery and the Time of Delivery on the Date of Delivery. All costs and expenses pertaining to each delivery of Refined Copper by way of transfer of applicable LME Warrants representing such Refined Copper shall be borne by Seller.

(3)	Seller represents, warrants and covenants that, at each Time of Delivery:

(a)	it is the legal and beneficial owner of the Refined Copper delivered and credited to the designated metal account of Purchaser;

(b)	it has good, valid and marketable title to such Refined Copper and the LME Warrants representing such Refined Copper; and

(c)	such Refined Copper and LME Warrants are free and clear of all Encumbrances.

Section 2.4          Invoicing

(1)	Seller shall notify Purchaser in writing at least two Business Days before any delivery and any credit or transfer to the designated metal account of Purchaser of:

(a)	the number of tonnes of Refined Copper to be delivered and the number of LME Warrants to be transferred; and

(b)	the estimated Date of Delivery and expected Time of Delivery.

(2)	At the Time of Delivery, Seller shall deliver to Purchaser an invoice setting out:

(a)	the number of tonnes of Refined Copper so delivered and the number of LME Warrants so transferred;

(b)	details of the specific LME Warrants transferred, including warrant number, warrant ID, location, warehouse company, product, shape, brand, net weight, gross weight and country of origin;

(c)	the Copper Purchase Price for all such Refined Copper to be delivered;

(d)	the amount (if any) being credited against the Uncredited Deposit and the remaining balance of the Uncredited Deposit (if any);

(e)	the Independent Assay Results applicable to such delivery and the Offtake Sales Documents or if the sharing of such documentation is restricted by Applicable Laws, such other information that will allow the Purchaser to verify the number of LME Warrants so transferred;

(f)	the aggregate number of tonnes of Refined Copper delivered to Purchaser under this Agreement up to the Time of Delivery (including, the Refined Copper subject to the invoice); and

(g)	any adjustments required to be made on account of any past or present Sub-Minimum Amounts or Top-Up Amounts in accordance with Section 2.7 to the extent applicable.

Section 2.5          Purchase Price

(1)	Purchaser shall pay to Seller a purchase price for each tonne of Refined Copper sold and delivered by Seller to Purchaser under this Agreement (the “Copper Purchase Price”) equal to:

(a)	until the Uncredited Deposit has been reduced to nil, the Copper Market Price on the day immediately prior to the Time of Delivery; with an amount equal to the Copper Cash Price being payable in cash and the difference between the Copper Market Price and the Copper Cash Price being payable by crediting such amount against the Uncredited Deposit in order to reduce the Uncredited Deposit until the Uncredited Deposit has been reduced to nil; and

(b)	after the Uncredited Deposit has been reduced to nil, the Copper Cash Price, such amount being payable in cash.

(2)	Payment by Purchaser for each delivery of Refined Copper shall be made promptly and, in any event, not later than five Business Days after the later of the Time of Delivery and receipt of the documents set forth in Section 2.4(2).

Section 2.6          Loss of Offtaker Delivery

(1)	In the event of any total or partial loss of any Produced Copper prior to the transfer of risk of loss of any such Produced Copper to an Offtaker, then Seller shall be required to sell and deliver to Purchaser an amount of Refined Copper equal to the Reference Copper lost and contained in the Offtaker Delivery or that would have been sent to the Offtaker, in each case based on the applicable Independent Assay Results, such requirement to be performed, notwithstanding any other provision of this Agreement, no later than five Business Days after receipt by a Seller Group Entity of insurance proceeds or any other payment in respect of such loss. Seller shall promptly notify Purchaser of any such loss.

(2)	In the event of any total or partial loss of any Produced Copper prior to the conduct of an analysis of the grade and content of copper contained in such lost Minerals by an Independent Assayer pursuant to Section 6.7(3), the Parties will work together in good faith to determine and agree on the amount of lost Reference Copper. For the purpose of determining the lost amount of Reference Copper, reference shall be known information regarding the lost Minerals and historical Independent Assay Results of similar Minerals. If within 30 days of commencing discussions to determine the amount of lost Reference Copper, the Parties have been unable to agree on such amount, any Party may refer the matter to the Independent Expert in accordance with Section 9.5(2), provided further that in its determination, the Independent Expert must apply the provisions of this Section 2.6(2) (or as otherwise agreed). Seller shall be required to sell and deliver an amount of Refined Copper equal to the lost Reference Copper so determined by the Parties or by the Independent Expert in accordance with this Section 2.6(2) or Section 9.5(2), as applicable.

Section 2.7          Minimum Lot Size

Notwithstanding Section 2.2, to the extent the amount of any Refined Copper that the Seller is required to deliver pursuant to Section 2.3(1) (the “Sub-Minimum Amount”) is less than the minimum lot size for a single LME Warrant for Refined Copper (the “Minimum Lot Size”) then:

(a)	to the extent that the Sub-Minimum Amount is less than 50% of the Minimum Lot Size, the requirement of Seller to deliver the Sub-Minimum Amount shall be postponed until such time as Seller’s accrued delivery requirements hereunder in respect of Refined Copper are of sufficient quantity to allow Seller to satisfy the Minimum Lot Size; and

(b)	to the extent that the Sub-Minimum Amount is equal to or greater than 50% of the Minimum Lot Size, Seller shall deliver, together with the Sub-Minimum Amount, an additional amount of Refined Copper (the “Top-Up Amount”) equal to the difference between the Minimum Lot Size and the Sub-Minimum Amount, and Seller shall be entitled to set off and deduct, pursuant to Section 10.5, an amount of Refined Copper equal to the Top-Up Amount so delivered from the next required deliveries of Refined Copper by Seller to Purchaser under this Agreement.

Upon the termination of this Agreement, any outstanding deliveries of Refined Copper that have been postponed pursuant to Section 2.7 shall become immediately due for delivery and any Top-Up Amount that has been delivered but not set off pursuant to Section 2.7(b) shall become immediately payable to Seller (calculated using the Copper Market Price as of the Date of Delivery of the Top-Up Amount to Purchaser) or set off against any amounts owing to Purchaser upon termination.

Section 2.8          Option to Purchase New Stream Interest & Amendment to Reference Copper

(1)	In the event a new mineral deposit (the “New Mineral Deposit”) is discovered within the Project Area (including any Acquired Property), and all or any portion of such New Mineral Deposit is processed through a new mineral processing facility having a nameplate capacity of not less than 15,000 tonnes per day (the “New Mineral Processing Facility”), then:

(a)	The Seller PSA Entities shall cause to be prepared an independent Technical Report and feasibility study (and, as applicable, translated to English) (the “New Technical Report”) on the proposed New Mineral Deposit and New Mineral Processing Facility, including an estimate of Reserves and Resources for the New Mineral Deposit to be processed through the New Mineral Processing Facility;

(b)	Purchaser shall, within 30 days of the later of (i) the delivery to Purchaser of the New Technical Report and (ii) notice by the Seller PSA Entities of a final investment decision by the board of directors of the ultimate parent company of the Seller PSA Entities and the Project Owners to construct the New Mineral Processing Facility, which notice shall include sufficient details as to the approved budget for the New Processing Facilities, have the option to elect to make an additional cash deposit (the “Additional Deposit”) to Seller in consideration of a new metal stream equivalent to up to 2.2% of the total revenue (the “New Metal Stream”) from each payable metal produced from the New Mineral Processing Facility;

(c)	The Additional Deposit shall be determined by dividing the net present value of the New Metal Stream by the net present value of the New Mineral Deposit and multiplying the quotient by the actual capital costs of the New Mineral Processing Facility. For the purposes of calculating the net present value of the New Metal Stream and the net present value of the New Mineral Deposit, the Parties shall adopt the net present value procedures set out in Schedule E, with necessary changes in detail, based on the information in the New Technical Report;

(d)	The Additional Deposit shall be paid quarterly to Seller, pro rata to the amount contributed by the Seller Group Entities towards the capital costs of the New Mineral Processing Facility during the applicable quarter, and shall be used solely for the purposes of constructing the New Mineral Processing Facilities;

(e)	In addition to the Additional Deposit, Purchaser shall pay to Seller a purchase price for each unit of refined metal delivered equal to 10% of the spot market price of the applicable metal at the time of delivery; and

(f)	Prior to the first delivery under the New Metal Stream, Purchaser shall have the option to convert the New Metal Stream into a single metal stream on a net present value neutral basis.

(2)	Following notice by Purchaser of its election to make the Additional Deposit, the Parties shall negotiate in good faith and enter into amendments to this Agreement or a new agreement to reflect the New Metal Stream (the “New Stream Agreement”). (i) Following execution of the New Stream Agreement or (ii) if the Purchaser does not elect to make the Additional Deposit in accordance with Section 2.8(1)(b), any Minerals processed through the New Mineral Processing Facility shall be excluded from the calculation of Reference Copper for the purposes of this Agreement.

(3)	For greater certainty, for the purposes of this Section 2.8, expansions or modifications to the existing Mineral Processing Facility shall not constitute a New Mineral Processing Facility.

ARTICLE 3

DEPOSIT

Section 3.1          Deposit

In consideration for the sale and delivery of Refined Copper under and pursuant to the terms of this Agreement, Purchaser hereby agrees to pay to Seller a deposit in cash against the Copper Purchase Price in the amount of the Deposit, payable in accordance with Section 3.3 to the account designated by Seller for this purpose.

Section 3.2          Closing Date Deliveries

(1)	On or before the Closing Date, the Seller PSA Entities shall deliver to Purchaser the documents, agreements and evidence set out in Part I of Schedule F in form and substance satisfactory to Purchaser.

(2)	On or before the Closing Date, Purchaser shall deliver to Seller, the documents and agreements set out in Part II of Schedule F in form and substance satisfactory to Seller.

Section 3.3          Closing Conditions

(1)	Purchaser shall be obliged to pay to, or as directed by, the Seller the Deposit when each of the following conditions has been satisfied:

(a)	the Seller PSA Entities have delivered the items in Section 3.2(1);

(b)	the conditions set forth in Part I of Schedule F are satisfied or fulfilled to the satisfaction of Purchaser or waived by Purchaser in its sole discretion; and

(c)	the Purchaser has obtained the consent set forth in Schedule I.

(2)	Each of the Seller PSA Entities shall be obliged to perform their respective obligations hereunder when each of the following conditions are satisfied:

(a)	Purchaser has delivered the items in Section 3.2(2) and paid the Deposit in accordance with Section 3.1 and Section 3.3(1);

(b)	All of the representations and warranties made by Purchaser pursuant to Schedule B are true and correct in all material respects as of the date hereof (or in any respect in the case of representations and warranties that are qualified by materiality); and

(c)	No judgment, injunction, order or decree has been issued and no action or proceeding, at law or in equity, is pending or, to the knowledge of Purchaser, threatened by any Person or Governmental Authority to restrain, enjoin or prohibit the consummation of the transactions contemplated by any Stream Document or could reasonably be expected to adversely affect in any material respect any of the Seller PSA Entities’ rights, obligations or benefits under this Agreement or the other Stream Documents.

Section 3.4          Satisfaction of Conditions Precedent

Purchaser and each Seller PSA Entity shall use all reasonable commercial efforts and take all reasonable action as may be necessary or advisable to satisfy and fulfil all the conditions precedent set forth in Schedule F and Section 3.3(1)(c) applicable to it, as promptly as reasonably practicable other than those conditions that will only be satisfied and fulfilled on the Closing Date including the Completion of the Acquisition Transaction.

Section 3.5          Use of Deposit

The Seller PSA Entities shall ensure that the Deposit is used only for the acquisition of the Mine Owner and/or associated transaction costs.

Section 3.6          Termination of this Agreement Prior to Closing Date

(1)	This Agreement may be terminated at any time prior to the Closing Date:

(a)	by mutual written consent of the Purchaser and the Seller;

(b)	by either the Purchaser or the Seller if the SPA is terminated such that the Consummation of the Acquisition Transaction shall not proceed; or

(c)	by the Seller if the Purchaser fails to pay the Deposit when required by Section 3.1 and Section 3.3(1).

(2)	In the event of the termination of this Agreement by the Purchaser or the Seller pursuant to Section 3.6(1), the terminating Party shall give written notice thereof to the other Parties in accordance Section 11.6, and this Agreement shall thereupon terminate and be of no further force or effect, provided that no Party shall be relieved or released from any direct liabilities or damages arising out of its breach of its obligations under this Agreement or any other Stream Document prior to such termination. Notwithstanding the foregoing, no Party shall be liable to the other Party in the event of a termination of this Agreement by the Purchaser or the Seller pursuant to this Section 3.6(2) for special, incidental, consequential, punitive or indirect damages, including without limitation damages for loss of revenue, loss of profit or loss of opportunity.

ARTICLE 4

TERM

Section 4.1          Term

The term of this Agreement shall commence on the Signing Date and, subject to Section 9.2(1)(c), shall continue until the date that is ten years after the Signing Date (the “Initial Term”). Purchaser may terminate this Agreement at the end of the Initial Term by providing the Seller PSA Entities, prior to the expiry of the Initial Term, with written notice of its intention to terminate. If Purchaser has not provided such notice prior to the expiry of the Initial Term, then this Agreement shall continue in full force and effect for successive ten-year periods unless and until Purchaser provides written notice to the Seller PSA Entities terminating this Agreement prior to the end of the then current term.

Section 4.2          Uncredited Deposit

If, by the expiry of the term of this Agreement or upon any early termination of this Agreement pursuant to Section 9.2(1)(c) or otherwise upon valid termination of this Agreement, Seller has not sold and delivered to Purchaser an amount of Refined Copper sufficient to reduce the Uncredited Deposit to nil in accordance with this Agreement, then Seller shall pay such Uncredited Deposit to Purchaser within 60 days of demand therefor following the expiry of the term or the termination of this Agreement by Purchaser.

ARTICLE 5

REPORTING; BOOKS AND RECORDS

Section 5.1          Reporting Requirements

(1)	Seller shall deliver to Purchaser a Monthly Report on or before the twentieth (20) Business Day after the last day of each calendar month.

(2)	Promptly after the Mine Plan is presented to the board of directors of any Seller Group Entity, and promptly whenever an update to the Mine Plan is adopted by management of any Seller Group Entity, Seller shall provide to Purchaser such Mine Plan or updated Mine Plan, as applicable.

(3)	No later than January 31 of each calendar year, Seller shall provide to Purchaser the following:

(a)	an updated annual production forecast for copper from the Stream Properties during the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(b)	the amounts of Recovered Copper and Reference Copper as forecast for the upcoming calendar year (to be set out on a monthly basis) and the remaining life of mine thereafter (to be set out on a yearly basis);

(c)	a list of assumptions used in developing the forecasts referred to in paragraphs (a) and (b), including the types, tonnages, grade and recoveries of ore from the Stream Properties and the operating costs and sustaining capital during the applicable forecast period in the case of the production forecast;

(d)	an updated Reserves Statement and a Resources Statement and the assumptions used in each such statement;

(e)	an updated Base Case Financial Model; and

(f)	details as to any deviation or departure in the processes or operations set out in the Initial Technical Report.

(4)	Seller shall if practicable, notify and consult with Purchaser regarding any matter concerning the Stream Properties that has or, in the opinion of Seller, is reasonably likely to have an Adverse Impact. Seller shall seek to comply with this Section 5.1(4), to the extent reasonably practicable, prior to any public announcement regarding the matter.

(5)	Seller shall give Purchaser written notice of each of the following events promptly upon any Seller PSA Entity becoming aware of such event:

(a)	all material actions, suits, hearings, investigations or proceedings before any Governmental Authority or arbitrator pending or, to any Seller PSA Entity’s knowledge, threatened, against or affecting any Seller Group Entity or with respect to the ownership, use, maintenance or operation of the Mine or Stream Properties;

(b)	the occurrence of an Event of Default or any event or circumstance but for the giving of notice or the lapse of time, or both, would constitute an Event of Default;

(c)	any actual or threatened material default or breach under any Material Contract;

(d)	any actual or threatened material default, breach, revocation, termination or expropriation of any material Authorization;

(e)	incurrence of any Indebtedness in a principal amount individually or in the aggregate in excess of US$40,000,000 (or its equivalent); and

(f)	any material environmental non-compliance,

in each case, accompanied by a written statement by a senior officer of Seller setting forth details of the occurrence referred to therein.

(6)	The Seller PSA Entities shall deliver the following financial statements to Purchaser:

(a)	within 120 days after each fiscal year-end of the Parent, annual comparative consolidated financial statements of the Parent for the year then ended, audited and prepared in accordance with IFRS, together with the notes thereto;

(b)	within 90 days after each fiscal year-end of Seller and the Project Owners, annual comparative financial statements for the year then ended, unaudited and unconsolidated and prepared in accordance with IFRS, together with the notes thereto;

(c)	within 45 days after the end of each fiscal quarter of the Parent, quarterly unaudited consolidated financial statements of the Parent for the three month period then ended, prepared in accordance with IFRS, together with notes thereto; and

(d)	within 45 days after the end of each fiscal quarter of Seller and the Project Owners, quarterly unaudited financial statements of the Project Owners and Seller for the three month period then ended, prepared in accordance with IFRS, together with notes thereto, provided that, to the extent any of the foregoing information is published publicly on Parent’s SEDAR+ profile or website, such publication shall constitute provision of such information to Purchaser.

(7)	Parent shall publish publicly on Parent’s SEDAR+ profile (i) the annual and quarterly production results for copper from the Streaming Properties and (ii) a Reserves Statement and a Resources Statement and the assumptions used in each such statements.

(8)	Promptly after preparation of any material environmental, social, climate or governance related report with respect to the Project Assets and operation of the Mine by any Seller Group Entity, and promptly following any update to any such report, the Seller PSA Entities shall provide all such reports to Purchaser, unless such information is published publicly on Seller’s SEDAR+ profile or website. The Seller PSA Entities shall use their commercially reasonable efforts to provide Purchaser with any information with respect to the Mine that it requires for its environmental, social and corporate governance reporting requirements and practices, as reasonably requested from time to time.

Section 5.2          Books and Records

The Seller PSA Entities shall keep true, complete and accurate Books and Records to enable Purchaser to confirm compliance with the terms and conditions of this Agreement, including the determination of the Reference Copper. The Seller PSA Entities shall permit Purchaser and its authorized representatives and agents to have access to and perform audits, reviews and other examinations of, such Books and Records from time to time, at such reasonable times as Purchaser may request upon reasonable notice and at Purchaser’s sole risk and expense, provided that, absent an Event of Default that has occurred and is continuing, Purchaser and its authorized representatives and agents shall not conduct more than one such audit, review or other examination in any fiscal year of Seller.

Section 5.3          Technical Reports

(1)	The Seller PSA Entities and the Mine Owner shall prepare any Technical Report as and when required by Applicable Law.

(2)	If so requested by Purchaser, the Seller PSA Entities shall use commercially reasonable efforts to assist Purchaser in obtaining at the cost of Purchaser (i) consents and certificates from external qualified persons under NI 43-101 with respect to Technical Reports pertaining to the Stream Properties as may be necessary to allow Purchaser or its Affiliates to make filings of technical reports prepared in accordance with NI 43-101 or other Applicable Law, to the extent any such reports are required to be filed by Purchaser or its Affiliates under Applicable Law, (ii) other technical data, records or information pertaining to the Stream Properties in the possession or control of the Seller PSA Entities to the extent any such information is required for any technical reports required to be filed by Purchaser or its Affiliates under Applicable Law, and (iii) will use commercially reasonable efforts to cause the authors of such Technical Report to have such Technical Report addressed directly to Purchaser or any Purchaser Affiliate if it files such Technical Report under NI 43-101 (to the extent applicable to Purchaser or any Affiliate thereof) or other Applicable Law.

(3)	Prior to the filing by Purchaser or any of its Affiliates of any Technical Report on the Mine, Purchaser will give the Seller PSA Entities a reasonable opportunity to review and comment on such Technical Report (and Purchaser shall consider in good faith any comments provided by the Seller PSA Entities), and shall provide to the Seller PSA Entities a final copy or an advance draft copy of any such Technical Report before it is filed or otherwise made publicly available and in any event not less than 5 Business Days before it is so filed. Purchaser agrees that neither the Seller PSA Entities nor any of their Affiliates shall assume any liability in connection with any disclosure by Purchaser or any of its Affiliates with respect to the Mine, including in connection with any Technical Report prepared or filed by Purchaser or any of its Affiliates that contains information concerning the Mine that was disclosed to Purchaser or its Affiliates hereunder. Purchaser shall not be entitled to exercise its rights provided above with respect to the preparation by Purchaser of a Technical Report, in the event that there is a current and complete Technical Report for the Mine that complies with all applicable legal and regulatory requirements and which has been addressed to Purchaser and all consents necessary for Purchaser (including those of third party qualified persons under NI 43-101) to rely on and publicly file such Technical Report for the purposes of Applicable Law have been provided to Purchaser.

(4)	Purchaser shall not be entitled to exercise its rights provided in this Section 5.3, with respect to the preparation by Purchaser of a Technical Report, in the event that there is a current and complete Technical Report for the Mine that complies with all applicable legal and regulatory requirements and which has been addressed to Purchaser and all consents necessary for Purchaser (including those of third party qualified persons under NI 43-101) to rely on and publicly file such Technical Report for the purposes of Applicable Law have been provided to Purchaser.

Section 5.4          Inspections

Subject at all times to the workplace rules, health and safety regulations and Applicable Law, and under supervision of the Mine Owner, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Stream Properties, the Seller PSA Entities hereby grant to Purchaser and its representatives and agents, at reasonable times and upon reasonable notice and at Purchaser’s sole risk and expense, the right to access and physically inspect the Books and Records and the Stream Properties, in each case to monitor the Project Owners’ mining and processing operations on the Stream Properties, to confirm compliance with the terms and conditions of this Agreement, or to otherwise monitor and review mining and processing operations. Absent an Event of Default that has occurred and is continuing, Purchaser and its authorized representatives and agents shall not exercise its rights under this Section more than once per fiscal year of Seller except where required for the purposes of preparing a required Technical Report in accordance with Section 5.3.

Section 5.5          Effective Date of Rights

The rights of Purchaser under Section 5.1 to Section 5.4 of this Agreement are effective on and from the date that Completion occurs.

Section 5.6          Confidentiality

(1)	Subject to Section 5.6(3) and Section 11.7 each Party agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose any information (whether written, oral or in electronic format) received or reviewed by such Party (a “Receiving Party”) from any other Party, its Affiliates, employees, officers, directors, advisors, agents or representatives (a “Disclosing Party”) as a result of or in connection with this Agreement (“Confidential Information”), except in the following circumstances:

(a)	a Receiving Party may disclose Confidential Information to its professional advisors, including its auditors, legal counsel, lenders, brokers, underwriters and investment bankers and prospective financing or acquisition parties;

(b)	subject to Section 5.6(3) and Section 11.7, a Receiving Party may disclose Confidential Information where that disclosure is necessary to comply with any Applicable Law provided that such disclosure is limited to only that Confidential Information so required to be disclosed and, where applicable, that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled;

(c)	a Receiving Party may disclose Confidential Information where such information is already public knowledge other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(d)	with the approval of the Disclosing Party;

(e)	a Receiving Party may disclose Confidential Information to those of its and its Affiliates’ directors, officers, employees and agents who need to have knowledge of the Confidential Information;

(f)	in connection with any arbitration or other legal proceeding arising in connection with this Agreement or any determination hereunder presided over by an Independent Expert or an accounting firm in connection with an Auditor’s Report, but any such disclosure shall be subject to such confidentiality procedures as may be reasonably requested by the Disclosing Party and, in the case of an arbitration or other legal proceeding, approved by the arbitrator or court, as applicable; and

(g)	to the extent required by a Person that is party to the Intercreditor Agreement, in connection with the transactions contemplated thereunder.

(2)	Each Party shall ensure that its and its Affiliates’ employees, directors, officers and agents and those persons listed in Section 5.6(1)(a) and Section 5.6(1)(e), are made aware of this Section 5.6 and comply with the provisions of this Section 5.6. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons. In addition, each Party has the right to pursue causes of action or other acts against such persons.

(3)	If a Party is required to file this Agreement in any public registry, filing system or depository, including SEDAR+ in order to comply with Applicable Law, it shall notify the other Parties of such requirement within two Business Days of the date of this Agreement, and the Parties shall consult with each other with respect to any proposed redactions to the Agreement in compliance with Applicable Law before it is filed in any such registry, filing system or depository.

ARTICLE 6

COVENANTS

Section 6.1          Conduct of Operations

(1)	Subject to Section 6.1(2), all decisions regarding the Mine, the Stream Properties and the Mineral Processing Facilities, including all decisions concerning the methods, extent, times, procedures and techniques of any: (i) exploration, development and mining related to the Mine, including spending on operating and capital expenditures; (ii) leaching, milling, processing or extraction; (iii) materials to be introduced on or to the Stream Properties; and (iv) sales of Minerals and terms thereof shall be made by the Seller PSA Entities and the Mine Owner, in their sole discretion.

(2)	The Seller PSA Entities shall, and shall cause the Project Owners and each other applicable Seller Group Entity to, carry out and perform all mining operations and activities pertaining to or in respect of the Mine, the Stream Properties and the Facilities in a commercially prudent manner and in accordance with all Applicable Laws, the Authorizations, the Mine Plan and in accordance with Good Practice Standards. In addition, the Seller PSA Entities shall, and shall cause the Project Owners and each other applicable Seller Group Entities to:

(a)	ensure that all cut-off grade, short term mine planning, long term mine planning and production decisions concerning the Stream Properties shall be based on metal prices typical of normal industry practice and be made on the assumption that the Mine Owner is receiving payment for all copper produced at the Stream Properties at Copper Market Prices; and

(b)	assume metal prices typical of normal industry practice and that the Mine Owner is receiving payment for all copper produced at the Stream Properties at market prices, without any consideration of the financial impact of this Agreement: (A) in any resource or reserve determination, short term mine planning, long term mine planning and production decisions concerning the Stream Properties; (B) in any studies, analyses or decisions regarding the nature or location of the ore to be mined on, the sequence of mining operations or any related financing thereof; and (C) in any determination to operate, modify, suspend or terminate the Mineral Processing Facilities.

(3)	For greater certainty, nothing in this Section 6.1 shall require the Seller PSA Entities, the Project Owners or any of their Affiliates or any other Person to operate or continue operating the Mine if Mine Owner has determined that the exploitation of the Stream Properties is not, at the relevant time, economically feasible taking into account the principles in Section 6.1(2).

Section 6.2          Processing/Commingling

(1)	The Seller PSA Entities shall process, and cause the Project Owners to process, all Minerals through the Mineral Processing Facilities and ensure such processing occurs at the Mineral Processing Facilities in a manner consistent with the processing methods described in the Mine Plan. None of the Seller PSA Entities and Project Owners shall process Other Minerals through the Mineral Processing Facilities, except in accordance with Section 6.2(2).

(2)	Without limiting Section 6.2(1), the Seller PSA Entities shall not process or commingle, and shall ensure that no Project Owner or other Seller Group Entity or other Person, processes, Other Minerals through the Mineral Processing Facilities, or commingles such Other Minerals with, Minerals mined, produced, extracted or otherwise recovered from the Stream Properties, unless (i) the Mine Owner or other applicable Seller Group Entity has adopted and employs reasonable practices and procedures for weighing, determining moisture content, sampling and assaying and determining recovery factors (a “Commingling Plan”), such Commingling Plan to ensure the division of Other Minerals and Minerals for the purpose of determining the quantum of Minerals; (ii) Purchaser shall not be disadvantaged as a result of the processing of Other Minerals in priority to, or concurrently with, the Minerals, or Seller, acting reasonably, shall have entered into an agreement to compensate Purchaser for any such disadvantage providing for a commensurate stream interest in such Other Minerals or another form of compensation (a “Compensation Agreement”); (iii) Purchaser has approved the Commingling Plan and, if applicable, the Compensation Agreement, such approval not to be unreasonably withheld; (iv) the Seller PSA Entities shall keep, and shall cause the Project Owners to keep, all books, records, data, information required by the Commingling Plan for the same period of time as is required by the applicable taxation authorities for the retention of financial records; and (v) the Seller PSA Entities shall keep, or cause the Mine Owner to keep, all samples required by the Commingling Plan in accordance with Good Practice Standards. The Seller PSA Entities agree to revisit, or cause the Mine Owner or other applicable Seller Group Entity to revisit, the Commingling Plan and the Compensation Agreement if Purchaser reasonably determines that circumstances have changed, in order to ensure that the Commingling Plan continues to provide for the accurate measurement of Minerals and the Compensation Agreement reasonably compensates Purchaser for any disadvantage. For greater certainty, the foregoing does not apply to the handling of Minerals by an Offtaker in accordance with its standard operating procedures and Good Practice Standards.

(3)	The Seller PSA Entities Parties shall give written notice to Purchaser (i) no later than 30 days prior to the processing of any minerals from any Additional Properties through the Mineral Processing Facilities of the Project, and (ii) in a Monthly Report no later than 90 days after the direct or indirect acquisition by or grant to any Seller Group Entity of any Additional Properties in Peru, in each case which notice shall include all material details of the Additional Properties then available to the Seller PSA Entities and the Project Owners.

(4)	If any minerals from Additional Properties (“Additional Property Minerals”) are processed through any existing or newly constructed Mineral Processing Facilities of the Project, other than a New Mineral Processing Facility, the Additional Properties shall, without any further action or payment be deemed to form part of the Stream Properties and the copper contained in Additional Property Minerals will constitute Produced Copper, but only for so long as minerals from such Additional Properties are processed through such Mineral Processing Facilities. If at any time minerals from such Additional Properties cease to be processed through the Mineral Processing Facilities, such Additional Properties shall, without any further action, no longer be deemed to form part of the Stream Properties and copper contained in minerals produced therefrom will not constitute Produced Copper.

(5)	Notwithstanding any other provision herein, (i) no Additional Properties (including, any Additional Properties that may be deemed to form part of the Stream Properties) shall form part of the Collateral or be subject to any other covenants or restrictions under this Agreement and (ii) copper contained in ore originating from any Additional Property or other property owned directly or indirectly by the Parent, other than the Stream Properties, which is not processed through the Mineral Processing Facilities will not constitute Produced Copper.

(6)	If at any time Third Party Purchased Minerals or Additional Property Minerals are processed through the Mineral Processing Facilities or commingled with Kolpa Extracted Minerals and the aggregate amount of Third Party Purchased Minerals and Additional Property Minerals to be processed or commingled exceeds 10% of the aggregate amount of the Minerals to be processed during the preceding three month period then the Seller Group Entities shall adopt and employ a Commingling Plan and the Seller PSA Entities shall enter into a Compensation Agreement with Purchaser to ensure that Purchaser is not disadvantaged as a result of the processing or commingling of Third Party Purchased Minerals or Additional Property Minerals with Kolpa Extracted Minerals and the provisions of Section 6.2(2) shall apply to such Third Party Purchased Minerals and Additional Property Minerals as if they were Other Minerals and Kolpa Extracted Minerals as if they were Minerals, with necessary changes in detail.

Section 6.3          Preservation of Corporate Existence

(1)	Except as permitted by Section 6.6, each Seller PSA Entity shall do all things necessary or advisable to maintain its corporate existence.

(2)	Without limiting Section 6.6 and Section 11.12, Seller shall not, and the Seller PSA Entities shall cause the Project Owners not to, consolidate, amalgamate with, or merge with or into, or Transfer all or substantially all of its assets relating to the Project to, or reorganize, reincorporate or reconstitute into or as another entity or participate in a demerger, or continue to any other jurisdiction or consummate a similar corporate event unless: (i) at the time of such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, demerger, Transfer, continuance or similar corporate event, the resulting, consolidated, surviving or transferee entity/(ies) assumes in favour of Purchaser all the obligations of such Seller PSA Entity under each Stream Document to which such Seller PSA Entity is a party; (ii) Purchaser has provided its prior written consent to such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, demerger, Transfer, continuance or similar corporate event, such consent not to be unreasonably withheld; and (iii) each Seller PSA Entity acknowledges, confirms and agrees in favour of Purchaser that its obligations under each Stream Document to which it is a party continue in full force and effect despite such consolidation, amalgamation, merger, reorganization, reincorporation, reconstitution, demerger, Transfer, continuance or similar corporate event.

Section 6.4          Insurance

(1)	The Seller PSA Entities shall maintain, and shall cause the Project Owners to maintain, with reputable insurance companies, insurance (including business interruption insurance) with respect to the Project Assets and the operations of the Project Owners conducted on and in respect of the Mine against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations in similar locations, which shall include insurance on each shipment of Minerals from the Mine to the extent such insurance is available to the Seller PSA Entities or the Project Owners on reasonable commercial terms, until risk of loss for such shipment has been transferred to the Offtaker.

(2)	Seller shall, upon request of Purchaser, furnish to Purchaser a certificate setting forth the nature and extent of all insurance maintained by or on behalf of the Seller PSA Entities and the Project Owners in accordance with Section 6.4(1) and confirming its adequacy and sufficiency. Seller shall, upon the request of Purchaser, provide Purchaser with copies of all insurance policies as in effect from time to time relating to the Project Assets.

(3)	The Seller PSA Entities shall not do or omit to do anything, or cause anything to be done or omitted to be done, whereby any insurance required to be effected hereunder would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

Section 6.5          Project Assets

The Seller PSA Entities shall:

(a)	except pursuant to a Transfer in compliance with Section 6.6, cause:

(i)	the Mine Owner to be the only legal and beneficial owner of, and ensure that, other than as arising under the Permitted Encumbrances, no other Person holds or acquires any ownership right, title or interest in, the Project Assets (other than the Transmission Assets); and

(ii)	Trasmisora to be the only legal and beneficial owner of, and ensure that, other than as arising under the Permitted Encumbrances, no other Person holds or acquires any ownership right, title or interest in, the Transmission Assets;

(b)	subject to Section 6.12, keep, or cause the Project Owners to keep, the Stream Properties in good standing except as permitted by this Agreement;

(c)	cause the Project Owners to maintain all Authorizations necessary to operate the Mine in good standing and construct, develop and operate the Mine in a commercial prudent manner consistent with the Mine Plan and Good Practice Standards and in compliance with all Applicable Laws; and

(d)	if Mine Owner intends to stockpile, store, warehouse or otherwise place Minerals off the Stream Properties, before doing so, the Seller PSA Entities shall obtain from the property owner, operator or both, as applicable, where such stockpiling, storage, warehousing or other placement occurs, to provide in favour of Purchaser a written acknowledgement in form and substance satisfactory to Purchaser, acting reasonably, which provides that Mine Owner’s and/or its Affiliates’, as applicable, rights to the Produced Copper shall be preserved.

Section 6.6          Transfers

(1)	Except with the prior written consent of Purchaser, the Seller PSA Entities shall not, and shall cause the other Seller Group Entities to not:

(a)	permit, suffer or allow either Project Owner to Transfer, in whole or in part, or otherwise cease to hold (other than as contemplated by Section 6.12 or a transfer of Minerals in the ordinary course of business) all beneficial and legal title of the Stream Properties and the other Project Assets;

(b)	Transfer, in whole or in part, or otherwise cease to hold (except as permitted by this Agreement), their direct or indirect interests in Seller or any Project Owner; or

(c)	agree to, or enter into any agreement, arrangement or other transaction with any Person that would cause, or otherwise allow or permit to exist, a Change of Control of Seller or any Project Owner,

provided that, nothing in this Section 6.6 shall restrict: (i) a change in the registered or beneficial ownership of voting securities of a Seller Group Entity or (ii) acquisition of control of such Seller Group Entity, if the voting shares of such Seller Group Entity were listed on a public securities exchange in Canada or the United States immediately prior to the completion of such transaction.

(2)	In addition, the Seller or any Project Owner may undergo a Change of Control, provided that:

(a)	Purchaser has received at least 30 days’ prior written notice of such Change of Control;

(b)	the Acquiror is an Approved Acquiror;

(c)	there is no Event of Default (or an event which with notice or lapse of time or both would become an Event of Default) that has occurred and is continuing as at the date of the Change of Control; and

(d)	each such entity acknowledges, confirms and agrees in favour of Purchaser that its obligations under each Stream Document to which it is a party continue in full force and effect both before and after giving effect to such Change of Control.

(3)	Notwithstanding Section 6.6(1)(a), the Mine Owner may Transfer Project Assets (other than any Mining Properties) not reasonably required for, or useful in connection with, the operation of the Mine in accordance with the Mine Plan or which, if Transferred, would not cause an Adverse Impact.

Section 6.7          Encumbrances

Seller and Parent shall not, and shall ensure that the Mine Owner does not, grant or allow to exist an Encumbrance, other than any Permitted Encumbrances (other than Permitted Encumbrances permitted solely by virtue of this Section 6.7 in connection with paragraph (j) of the definition of “Permitted Encumbrances”), in respect of all or any of the Project Assets or the Collateral in favour of any other person (the “Secured Party”) unless the Secured Party agrees in advance in writing in favour of Purchaser on terms satisfactory to Purchaser, acting reasonably:

(a)	to assume, be bound by and made subject to the terms of this Agreement applying to Seller and the Mine Owner as though it was an original party thereto in the event it takes possession of or forecloses on the Project Assets and to cause any person that acquires all or any part of the Project Assets or acquires control of the Seller or the Mine Owner in connection with any enforcement action of the Secured Party to so assume, be bound by and made subject to the terms of this Agreement;

(b)	in the event that this Agreement is terminated or disclaimed through, as part of or as a result of any Insolvency Event, to enter into a new copper purchase agreement with Purchaser on the same terms as this Agreement and to cause any resulting transferee that acquires all or any part of the Project Assets, or acquires control of Seller or the Mine Owner, in connection with any enforcement action of the Secured Party resulting from or as part of an Insolvency Event to enter into a copper purchase agreement with Purchaser on the same terms as this Agreement and

(c)	to cause any Transfer of the Project Assets or any right, title or interest therein or any Change of Control of the Seller or the Mine Owner that occurs pursuant to or in connection with any enforcement of such Encumbrance or any Insolvency Event, to be made subject to this Agreement and otherwise undertaken in accordance with this Section 6.7, even if this Agreement is terminated or disclaimed through, as part of or as a result of, any Insolvency Event.

Section 6.8          Agreement to Subordinate

The Purchaser shall subordinate the Security, on terms and conditions satisfactory to the Purchaser, acting reasonably, to the security interests of third-party lenders or financiers to any Seller Group Entity that specifically requires priority. If required by a Secured Party, the Purchaser agrees to enter into an intercreditor agreement with such Secured Party (such agreement to be negotiated in good faith and using commercially reasonable efforts) at the cost and expense of the Seller PSA Entities to establish the subordination of the Security and such other matters as the Secured Party or the Purchaser may reasonably require (including, without limitation, the terms of Section 6.7) on terms reasonably acceptable to the Purchaser.

Section 6.9          Offtake Agreements

(1)	The Seller PSA Entities shall ensure, and shall cause the Mine Owner to ensure, that: (i) when Minerals that contain any marketable metal are to be sold or otherwise disposed of, all such Minerals are sold by the Mine Owner to an Offtaker pursuant to an Offtake Agreement; and (ii) no Seller Group Entity shall smelt, refine or beneficiate any Produced Copper and the final sale or delivery of Produced Copper shall only be made to an Offtaker pursuant to an Offtake Agreement.

(2)	The Seller PSA Entities shall ensure, and cause the Mine Owner to ensure, that all Offtake Agreements entered into by the Mine Owner (or any other Seller Group Entity) shall be on commercially reasonable arm’s length terms and conditions for marketable and metal-bearing material similar in make-up and quality to those derived from the Minerals.

(3)	The Seller PSA Entities shall ensure, and cause the Mine Owner to ensure, with respect to each Offtaker Delivery to be made to an Offtaker pursuant to an Offtake Agreement, that:

(a)	the Offtaker Delivery is weighed, and the Minerals contained in the Offtaker Delivery are assayed, in each case by an Independent Assayer to determine the grade and content of copper in accordance with industry standard assaying practices and procedures;

(b)	the same Independent Assayer is used by the Seller Group Entities to provide an analysis of copper, lead, zinc, silver and gold contained in such Offtaker Delivery for purposes of such Offtake Agreement and this Agreement;

(c)	the results of such assay procedures including the applicable certificate of analysis (collectively, the “Independent Assay Results”) with respect to such Offtaker Delivery are used to determine grade and content under such Offtake Agreement and this Agreement; and

(d)	the Independent Assay Results are provided to Purchaser as soon as reasonably practicable and in any event by the Time of Delivery in accordance with Section 2.4(2).

(4)	The Seller PSA Entities shall, and shall cause the Mine Owner and other Seller Group Entities to, deliver all Minerals that include marketable metal to each Offtaker in such quantity, description and amounts and at such times and places as required under and in accordance with each Offtake Agreement.

(5)	Seller shall promptly provide to Purchaser confirmation of the terms of any such Offtake Agreement and, within 15 days after the execution thereof by each of the parties thereto, Seller shall provide to Purchaser a final signed copy of such Offtake Agreement except to the extent prohibited from doing so by Applicable Laws or, provided that the Seller has used reasonable endeavors to obtain consent to disclose such Offtake Agreement, by any confidentiality obligations under such Offtake Agreement.

Section 6.10        Material Contracts

(1)	Seller shall promptly notify Purchaser in writing when any material dispute arising out of or in connection with any Material Contract is commenced and shall provide Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

(2)	The Seller PSA Entities shall promptly following execution thereof deliver to Purchaser copies of all Material Contracts and any and all amendment thereto.

Section 6.11        Distributions.

Upon the occurrence of a Trigger Event and until any such Trigger Event has been remedied or in the event the making of a Distribution would cause a Trigger Event, the Seller PSA Entities shall not, and shall cause the Project Owner not to make any Distribution other than Distributions by the Seller PSA Entities designed to enable Seller to fulfill its Stream Obligations, in the manner determined by the Seller in its sole discretion.

Section 6.12        Abandonment

Mine Owner may abandon, surrender, relinquish or allow to lapse or expire any of the Stream Properties (an “Abandonment”, and “Abandon” and “Abandoned” shall have corresponding meanings) if Mine Owner determines, acting in a commercially reasonable manner, that it is not economical to mine the Minerals from such Stream Properties that it proposes to Abandon and the Seller PSA Entities have provided Purchaser with at least ninety (90) days’ prior written notice of such Abandonment and the Seller PSA Entities have not received from Purchaser, at least 30 days before the proposed date of the Abandonment, written notice that Purchaser desires Mine Owner to convey or cause the conveyance of such Stream Properties to be Abandoned (the “Abandonment Property”) to Purchaser or an assignee thereof. If such a written notice is received by the Seller PSA Entities from Purchaser, the Seller PSA Entities shall, in exchange for consideration of one U.S. Dollar, acting in good faith, use commercially reasonable efforts to convey or cause the conveyance of the Abandonment Property to Purchaser on an as is, where is basis and at the sole cost, risk and expense of Purchaser and shall thereafter have no further obligation to maintain the title to such Abandonment Property. If Purchaser does not give such written notice to the Seller PSA Entities within the prescribed period of time, Mine Owner may Abandon such Abandonment Property and shall thereafter have no further obligation to maintain the title to such Abandonment Property or maintain such Abandonment Property in good standing.

Section 6.13        Right of First Refusal

(1)	If Seller or any Seller Group Entity (the “Vendor”) receives a Definitive Offer from a third party that would be binding upon acceptance by the Vendor (a “Third Party Offer”), to purchase a royalty, stream, participation, production or similar interest or to enter into any agreement that is similar to a royalty, stream, participation or production interest agreement, in each case, in respect of or with reference to any metals, minerals or products or by-products of whatever kind and nature and in whatever form or state, in, under or upon the surface or subsurface of any Stream Property (collectively, a “ROFR Interest”), and the Vendor is willing to accept that Third Party Offer, then the Seller PSA Entities shall cause the Vendor, by notice in writing delivered to Purchaser, to offer to sell all, but not less than all, of the ROFR Interest so sought to be purchased by the third party under the Third Party Offer to Purchaser at the same price and otherwise upon the same terms and conditions as are contained in the Third Party Offer, and to provide to Purchaser the best available information that any Seller Group Entity has with respect to the ROFR Interest (including any information provided to the third party) (the “ROFR Offer”); provided that, if the Third Party Offer includes non-cash consideration that is personal to the third party (including shares of the third party), then Purchaser shall be entitled to substitute such non-cash consideration with cash or non-cash consideration that is personal to Purchaser (including shares of Purchaser or any of its Affiliates) with the same or greater value, liquidity and marketability as the third party’s non-cash consideration. For purposes of this Section, “Definitive Offer” means a definitive agreement containing all the terms and conditions of the ROFR Interest and the purchase thereof that will become binding upon the Vendor and the applicable third party upon execution by the Vendor.

(2)	Purchaser may, within 30 days from the date of delivery of the ROFR Offer, accept the ROFR Offer by notice in writing delivered to the Vendor, in which event it shall then become a binding agreement of purchase and sale between Purchaser and the Vendor at the price and upon the terms and conditions contained in the ROFR Offer and Purchaser acceptance notice; provided that if so elected by Purchaser in its acceptance notice and without affecting the binding nature of the agreement between the Vendor and Purchaser, Purchaser may require that the terms and conditions contained in the ROFR Offer be amended to require that mineral sales and deliveries be sold and delivered to Purchaser pursuant to a transaction structure substantially similar to the transaction structure contemplated by this Agreement and any non-cash consideration personal to the third party may be substituted by Purchaser as provided in Section 6.13(1) in each case rather than as contemplated in the ROFR Offer; provided further that such amendment does not adversely change the economic substance of the amended ROFR Offer as compared to the Third Party Offer; and

(3)	If Purchaser does not accept the ROFR Offer, then the Vendor shall be free to sell all (but not less than all) of such ROFR Interest to the applicable third party pursuant to the Third Party Offer. If the Vendor and the third party have not entered into a binding, written agreement pertaining to all (but not less than all) of such ROFR Interest (the “Third Party Agreement”) within 15 days of the expiry of the 30 day period set forth in Section 6.13(2) then Seller and the Vendor shall again be required to comply with the terms of this Agreement with respect to that Third Party Offer before selling the ROFR Interest that is the subject to the Third Party Offer to a third party. Seller shall provide Purchaser with a copy of the Third Party Agreement promptly once it is executed and delivered, and shall execute and deliver to Purchaser at the completion of the transactions contemplated by the Third Party Agreement a certificate of a director or senior officer of Seller certifying that the sale of the ROFR Interest to the third party was completed pursuant to the terms of the Third Party Offer.

(4)	For greater certainty, the provisions of this Section 6.13:

(a)	are also intended to apply to any offer made by a Vendor to any third party to sell a ROFR Interest, with such changes as are necessary to make this Section 6.13 applicable thereto;

(b)	will survive any transaction undertaken by any Seller Group Entity, including a Change of Control permitted by Section 6.6(2), and continue to apply to any Third Party Offer for a ROFR Interest received by any Seller Group Entity regardless of whether Parent continues to be the ultimate parent company of Seller and/or the Project Owners; and

(c)	are not intended to restrict a change in the registered or beneficial ownership of voting securities of a Seller Group Entity, or acquisition of control of such Seller Group Entity, if the voting shares of such Seller Group Entity were listed on a public securities exchange immediately prior to the completion of such transaction.

(5)	Section 6.13 is conditional on Completion occurring and the Deposit being paid to Seller in accordance with this Agreement and is of no effect until Completion has occurred and the Deposit has been paid.

Section 6.14        Code of Conduct

(1)	The Seller PSA Entities shall, and shall cause the Project Owners to, abide by the terms of the Parent’s Code of Business Conduct and Ethics, its Anti-Bribery and Anti-Corruption Policy, in each case, approved by its board of directors on July 30, 2024 and its Human Rights Policy approved by its board of directors on November 5, 2022, as amended from time to time (collectively such codes and policies, the “Code of Conduct”). The Seller PSA Entities shall take, and cause the Project Owners to take, all commercially reasonable steps to obtain compliance by its employees, consultants and agents with the Code of Conduct.

Section 6.15        Anti-Corruption and Anti-Terrorism Laws

The Seller PSA Entities shall, and shall cause each Seller Group Entity to (i) comply with Anti-Terrorism Laws and Anti-Corruption Laws, (ii) refrain from dealing in, or otherwise engaging in any transaction related to, any property or interests in property obtained in contravention or blocked pursuant to any Anti-Terrorism Laws or Anti-Corruption Laws, or engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Laws or Anti-Corruption Laws, and (iii) take all measures appropriate in the circumstances (in any event as required by Applicable Law) to provide reasonable assurance that each Seller Group Entity is and will continue to be in compliance with Anti-Terrorism Laws and Anti-Corruption Laws.

Section 6.16        Sanctions

(1)	Each Seller PSA Entity shall not, and shall cause each Seller Group Entity to not, engage in, or be a party to, any transaction or activity:

(a)	with a Sanctioned Person;

(b)	with a Person who is owned or controlled, either directly or indirectly, by, or is otherwise acting on behalf of, a Sanctioned Person;

(c)	that is for the benefit of a Sanctioned Person; or

(d)	that would amount to a breach of any applicable Sanctions.

(2)	Neither any Seller PSA Entity nor any of its shareholders, Affiliates, directors, officers, employees, agents or representatives, will directly or indirectly, use the proceeds of the Deposit or any Copper Cash Price payable hereunder, or lend, contribute, or otherwise make available such proceeds to any Affiliate, joint venture partner, or other Sanctioned Person:

(a)	to fund any activities or business of or with a Sanctioned Person or for the benefit of a Sanctioned Person; or

(b)	in any manner that would be prohibited by applicable Sanctions or would otherwise cause Purchaser to be in breach of any applicable Sanctions.

(3)	Each Seller PSA Entity undertakes that it will not fund any of its operations or deliveries of Refined Copper hereunder with proceeds derived from any transaction that would be prohibited by applicable Sanctions or would otherwise cause Purchaser to be in breach of any applicable Sanctions.

Section 6.17        Taxation

(1)	Each Seller PSA Entity shall pay and discharge, and shall cause the Project Owners to pay and discharge, all Taxes imposed upon it or its assets within the time period allowed without incurring any interest or penalties unless and only to the extent that:

(a)	such payment is being contested in good faith by appropriate legal proceedings;

(b)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to Purchaser under Section 5.1(5); and

(c)	failure to pay those Taxes does not have or is not reasonably likely to have an Adverse Impact.

(2)	The Seller shall not change its residence for Tax purposes without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 7

SECURITY

Section 7.1        Security

(1)	As soon as reasonably practicable, and in any event within five (5) Business Days following the Closing Date, Seller shall grant to Purchaser the Seller Share Pledge, in form and substance satisfactory to Purchaser, acting reasonably, and shall have recorded the Seller Share Pledge in the shares ledger of the Mine Owner and filed the Seller Share Pledge for registration to perfect the Security created under the Seller Share Pledge. The Purchaser shall have received evidence satisfactory to it of each such filing for registration and satisfactory evidence of the payment of any necessary fee, tax or expense relating thereto.

(2)	In addition to the foregoing, Seller shall execute and deliver or cause to be executed and delivered all such other agreements, instruments and documents, and take all such further acts and things, as Purchaser may from time to time reasonably require to obtain, perfect, maintain and preserve first ranking prior perfected charges and security interests (subject to prior ranking Permitted Encumbrances) in, to and over all of the Collateral, as security for the payment and performance, when due, of all Stream Obligations.

(3)	The Seller PSA Entities shall not, and shall cause each other Seller Group Entity to not, contest in any manner the effectiveness, validity, binding nature or enforceability of this Agreement or any of the Stream Security Documents.

Section 7.2        Stream Properties

In the event of any material acquisition, extension, renewal, replacement, conversion or substitution of any of the Stream Properties (or any part thereof), then the Seller PSA Entities shall immediately notify Purchaser of such event.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

Section 8.1          Representations and Warranties of the Seller PSA Entities

The Seller PSA Entities, acknowledging that Purchaser is entering into this Agreement in reliance thereon, hereby jointly and severally make:

(a)	as of the date of execution of this Agreement and as of the Closing Date, the representations and warranties to Purchaser set forth in Part 1 of Schedule B; and

(b)	as at the Closing Date, except as disclosed in the Disclosure Letter, the representations and warranties to Purchaser set forth in Part 2 of Schedule B.

Such representations and warranties made pursuant to Section 8.1(a) shall be deemed to be repeated (on the date of the relevant certificate) to the extent that they are certified to be true and correct in a certificate delivered by any Seller PSA Entity pursuant to Section 3.2(1) and Schedule F.

Section 8.2          Representations and Warranties of Purchaser

Purchaser, acknowledging that the Seller PSA Entities are entering into this Agreement in reliance thereon, hereby makes, as of the date of execution of this Agreement and as at the Closing Date, the representations and warranties to the Seller PSA Entities set forth in Schedule C. The representations and warranties made pursuant to this Section 8.2 shall be deemed to be repeated (on the date of the relevant certificate) to the extent that they are certified to be true and correct in a certificate delivered by Purchaser pursuant to Section 3.2(1) and Schedule F.

Section 8.3          Survival of Representations and Warranties

The representations and warranties set forth above shall survive the execution and delivery of this Agreement.

Section 8.4          Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Seller PSA Entities, it shall be deemed to refer to the actual knowledge of any director, senior manager or officer of the Seller PSA Entities, and all knowledge which such persons would have if such Person made due enquiry into the relevant subject matter having regard to the role and responsibilities of such Person as an officer or director of the Seller PSA Entities, as applicable. Notwithstanding the foregoing, Purchaser acknowledges that to the extent such knowledge relates to the Project and the Project Owners, the knowledge of the Seller PSA Entities on the date hereof and as of the Closing Date, shall be deemed to refer to the knowledge that a Person would acquire based on the conduct and review of legal, technical and financial due diligence on the Project and the Project Owners customary in scope for a transaction similar to the Acquisition Transaction.

ARTICLE 9

DEFAULTS AND DISPUTES

Section 9.1          Events of Default

Each of the following events or circumstances constitutes an event of default (each, an “Event of Default”):

(a)	Seller fails to sell and deliver Refined Copper to Purchaser or pay any other amount owing hereunder to Purchaser on the terms and conditions set forth in this Agreement within ten Business Days of receipt of notice from Purchaser notifying Seller of such default;

(b)	any Seller PSA Entity is in breach or default of any of its covenants or obligations set forth in any Stream Document in any material respect (other than a breach or default of the covenants and obligations referenced in Section 9.1(a)), and such breach or default is not remedied within 30 days following delivery by Purchaser to Seller of written notice of such breach or default;

(c)	any Security created or expressed to be created or evidenced by the Stream Security Documents ceases to be effective or to constitute an Encumbrance having the priority stipulated herein over the Collateral (subject to any Permitted Encumbrances) and any such default has not been remedied within 30 days following delivery by Purchaser to Seller of written notice of such event or default, provided that: (A) such default is capable of being cured; and (B) Purchaser shall not suffer any material prejudice as a result of the delay; or

(d)	the occurrence of an Insolvency Event.

Section 9.2          Remedies

(1)	If an Event of Default occurs and is continuing, Purchaser shall have the right, upon written notice to Seller, at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions in its sole discretion:

(a)	demand all amounts and deliveries owing by any of the Seller PSA Entities to Purchaser, including pursuant to Section 9.3, and set off any such amount in accordance with Section 10.5;

(b)	bring an action for provisional remedies or institute arbitration proceedings for damages or specific performance, in each case, in accordance with Section 9.5;

(c)	terminate this Agreement by written notice to the Seller PSA Entities and, without limiting Section 9.2(1)(a) and Section 9.2(1)(b), demand all Losses suffered or incurred as a result of the occurrence of such Event of Default and termination, including damages based on Purchaser’s loss of the benefits of this Agreement calculated as the greater of (i) the IRR Amount, and (ii) Losses determined in accordance with Section 9.3(4), and all such deliveries and amounts shall become immediately due and payable upon demand; or

(d)	enforce the Security.

(2)	The Parties hereby acknowledge and agree that: (i) Purchaser will be damaged by an Event of Default; (ii) it would be impracticable or extremely difficult to fix the actual damages resulting from an Event of Default; (iii) any sums payable in accordance with Section 9.2(1)(c) (including any sums based on the Stream NPV) with respect to an Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (iv) the amount payable in accordance with Section 9.2(1)(c) or with respect to an Event of Default represents a reasonable estimate of fair compensation for the Losses that may reasonably be anticipated from such Event of Default in full and final satisfaction of all amounts owed in respect of such Event of Default.

Section 9.3          Indemnity

(1)	Each of the Parties agrees to indemnify and save harmless the other Parties and their respective Affiliates and directors, officers, employees and agents from and against any and all Losses suffered or incurred by any of the foregoing Persons in connection with:

(a)	any inaccuracy in or default or breach of any representation or warranty of such Party contained in this Agreement;

(b)	any breach or non-performance by such Party of any covenant or obligation to be performed by it pursuant to this Agreement;

(c)	in the case of indemnification by any of the Seller PSA Entities, an Event of Default; and

(d)	pursuing any remedies to which a Party is entitled hereunder.

(2)	This Section 9.3 is:

(a)	a continuing obligation, separate and independent from the Parties’ other obligations and survives the termination of this Agreement; and

(b)	absolute and unconditional and unaffected by anything that might have the effect of prejudicing, releasing, discharging or affecting in any other way the liability of the Party giving the indemnity.

(3)	It is not necessary for a Party to incur expense or make payment before enforcing a right of indemnity under this Agreement.

(4)	In determining the Losses suffered or incurred by Purchaser in connection with or relating to any future period (including in connection with any claim in a proceeding in connection with an Insolvency Event where this Agreement is disclaimed, or in connection with the termination of this Agreement other than in accordance with Section 3.6 and Section 4.1), such Losses shall include the net present value of the Refined Copper that would have reasonably been expected to have become due to be delivered by Seller to Purchaser hereunder and all other amounts that would have reasonably been expected to have become payable to Purchaser hereunder (including any amounts payable pursuant to Section 4.2), but for the event giving rise to the need to determine such Losses, less the payments that would have reasonably been expected to have become payable to Seller by Purchaser with respect to such Refined Copper, all determined in accordance with Schedule E (the “Stream NPV”). The Stream NPV shall be based on the principles, assumptions and procedures set forth on Schedule E.

Section 9.4          Disputed Reports

(1)	Any invoice or report provided pursuant to Section 5.1 and all deliveries of Refined Copper under this Agreement shall be deemed final and conclusive for all purposes with no adjustments, revisions or obligation to deliver any additional Refined Copper or return any delivered Refined Copper, or make or return any additional payment in respect of delivered Refined Copper, unless either Party notifies the other in writing (a “Dispute Notice”) that it disputes an invoice, report or quantity of Refined Copper previously delivered within three years from the date of delivery of such invoice, report or quantity of Refined Copper.

(2)	Purchaser and Seller shall have 60 days from the date the Dispute Notice is delivered to resolve the dispute. If Purchaser and Seller have not resolved the dispute within such period, then Purchaser shall have the right to require Seller to deliver an Auditor’s Report with respect to the subject matter of the dispute. Each of the parties agrees to deliver such Books and Records as may be reasonably requested by the Person completing the Auditor’s Report.

(3)	The costs of the Auditor’s Report shall be paid by Purchaser, unless the Auditor’s Report concludes that the Reference Copper for the period covered by the Dispute Notice is greater than the number of tonnes of Refined Copper actually delivered in respect of such period, in which event the cost of the Auditor’s Report shall be for the account of Seller.

Section 9.5          Disputes

(1)	If a Dispute arises between the Parties (and for this purpose any of the Seller Group Entities involved in the Dispute shall be deemed to be one Party, and Purchaser the other Party), including with respect to an Auditor’s Report but excluding any Dispute required hereunder to be resolved by a determination of an Independent Expert (which shall be resolved in accordance with the process described in Section 9.5(2)), the Parties shall promptly and in good faith attempt to resolve such Dispute through negotiations conducted in the following manner:

(a)	the disputing Party shall give written notice to the other Parties to the Dispute, which notice shall include a statement of the disputing Party’s position and a summary of the arguments supporting its position;

(b)	within 20 days after receipt of such notice, each receiving Party shall submit a written response to the disputing Party which shall also include a statement of the receiving

Party’s position and a summary of the arguments supporting its position;

(c)	the Chief Executive Officer or President of each of the Parties to the Dispute shall meet at a mutually acceptable time and place, but in any event within 30 days after issuance of the disputing Party’s written notice to attempt to resolve the Dispute; and

(d)	if the Dispute has not been resolved within ten days after such meeting, it shall be settled by binding arbitration administered by the Vancouver International Arbitration Centre, and any Party may so refer such dispute, controversy or claim to binding arbitration. Such referral to binding arbitration shall be to one qualified arbitrator in accordance with the Arbitration Rules, which Arbitration Rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule I. Judgment on the award may be entered in any court having jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration. This Section 9.5 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction for which purpose each Party irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts; and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

(e)	The provisions of this Agreement providing for the resolution of Disputes shall not operate to prevent recourse to any court by Purchaser or Seller with respect to injunctions, receiving orders and orders regarding the detention, preservation and inspection of property, including the Stream Properties or any part(s) thereof, or whenever enforcement of an arbitration award reasonably requires access to any remedy which an arbitrator has no power to award or enforce. Each Party expressly attorns to such proceedings and waives any objections on the basis of jurisdiction, including forum non conveniens.

(2)	All disputes under this Agreement required to be resolved by a determination of the Independent Expert shall be conducted as follows:

(a)	the Parties will cooperate with the Independent Expert and promptly provide it with such information and documentation as requested by it for the purpose of its determination;

(b)	the Independent Expert may establish rules and procedures for the conduct of the determination process, including holding meetings with or requiring written submissions of the Parties;

(c)	the Independent Expert will be required to render its determination (which must be in writing) within 60 days after it has received all relevant information and input from the Parties, and include in its determination an explanation of all methodologies used in making its determination;

(d)	the costs of the Independent Expert in making its determination will be shared equally by the Seller PSA Entities on the one hand, and Purchaser on the other;

(e)	the final determination by the Independent Expert with respect to the matter before it will be final and binding on the Parties and will not be subject to appeal on any basis, including on a question of law or mixed fact and law, and in acting the Independent Expert will be acting as an expert and not as an arbitrator; and

(f)	the Independent Expert may engage any independent third-party assistance or advice as it may determine, in its discretion, necessary or advisable to resolve the dispute

Section 9.6	Insolvency Event

The Parties acknowledge and agree that, if, as a result of any Insolvency Event affecting any Seller PSA Entity, a Governmental Authority of competent jurisdiction permits such Seller PSA Entity to repudiate its obligations under this Agreement, such repudiation will not affect the obligations of the other Seller Group Entities, and this Agreement will remain in full force with respect to the other Seller Group Entities.

ARTICLE 10

ADDITIONAL PAYMENT TERMS

Section 10.1	Payments

All cash payments due by one Party to another under this Agreement shall be made in U.S. dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the other Party in writing from time to time.

Section 10.2	Taxes

(1)	All deliveries of Refined Copper and all amounts paid or retained under the Stream Documents by the Seller PSA Entities to Purchaser shall be made in full without set-off or counterclaim, and free of and without any deduction, withholding, charge or levy for or on account of any Taxes, all of which shall be for the account of and the sole responsibility of the Seller PSA Entities. If any such Taxes are so required by Applicable Law to be deducted, withheld, charged or levied by the Seller PSA Entity making such delivery or payment, then (i) Seller shall make, in addition to such delivery or payment, such additional delivery or payment as is necessary (“Additional Amounts”) to ensure that the net amount received by Purchaser (free and clear and net of any such Taxes, including any Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount Purchaser would have received had no such deduction, withholding, charge or levy been required and (ii) the Seller PSA Entities shall pay the full amount deducted to the relevant taxation or other authority in accordance with Applicable Law and shall provide reasonable documentation of such deduction, withholding, charge or levy and payment to Purchaser; provided, however, that no such Additional Amount shall be made in respect of Taxes to the extent such Taxes are Excluded Taxes and no such Additional Amount shall reduce the Uncredited Deposit.

(2)	If Purchaser becomes liable for any Tax, other than Excluded Taxes, imposed on any deliveries or payments under this Agreement, the Seller PSA Entities shall jointly and severally agree to indemnify Purchaser for such Tax, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), Purchaser shall receive the full amount of Taxes for which it is liable, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Seller by Purchaser shall be conclusive absent manifest error.

(3)	If Purchaser is entitled to an exemption from or reduction of Taxes under the law of the jurisdiction in which Seller is resident for tax purposes, any treaty to which such jurisdiction is a party, or otherwise, with respect to any payments or deliveries made under this Agreement for which Seller is directly or indirectly liable pursuant to Section 10.2(1) or Section 10.2(2), Purchaser shall, at the request of Seller, deliver to Seller, at the time or times reasonably requested by Seller, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments or deliveries to be made without withholding or at a reduced rate of withholding Taxes. In addition, Purchaser, if requested by Seller, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by Seller as will enable Seller to determine whether or not Purchaser is subject to withholding or information reporting requirements. Notwithstanding the foregoing, Purchaser shall not be required to deliver any documentation pursuant to this Section that Purchaser is not legally able to deliver.

(4)	If Purchaser determines, in its sole discretion, acting reasonably, that it has received a refund of any Taxes as to which it has received additional deliveries pursuant to Section 10.2(1) or additional payments pursuant to Section 10.2(2), it shall pay to Seller an amount equal to such refund (but only to the extent of additional deliveries made, or additional amounts paid, by Seller under this Section 10.2 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses of Purchaser, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). Seller, upon the request of Purchaser, agrees to repay to Purchaser the amount paid by or to Seller (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) if Purchaser is required to repay such refund to such Governmental Authority. This Section 10.2(4) shall not be construed to require Purchaser to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to Seller or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

Section 10.3	New Tax Laws

In the event that any new Tax is implemented or there shall occur any revision in, implementation of, amendment to or interpretation of any existing Tax, in each case that has an adverse effect on any of the Parties or any of their Affiliates in respect of the transactions contemplated by this Agreement, then the Seller PSA Entities on the one hand, and Purchaser on the other hand, agree that they shall negotiate in good faith with each other to amend this Agreement so that the other Parties and their Affiliates either are no longer adversely affected by any such enactment, revision, implementation, amendment or interpretation, as the case may be; provided that any amendment to this Agreement shall not have any adverse impact on Seller and its Affiliates on the one hand, or Purchaser and its Affiliates on the other hand.

Section 10.4	Interest

(1)	The dollar value of any overdue deliveries from time to time outstanding (such value, for the purposes of calculating interest, to be determined based on the Copper Market Price on the day such deliveries were due hereunder) shall bear interest at rate equal to the Base Interest Rate plus 2% per annum taking into account the actual number of days occurring during the period commencing as of the date such deliveries first became past due and ending on the date such deliveries are made and accrued interest is paid in full.

(2)	Without duplicating interest payable in accordance with Section 10.4(1), any dollar amount not paid when due shall bear interest at rate equal to the Base Interest Rate plus 2% per annum taking into account the actual number of days occurring during the period commencing as of the date such amount first became past due (which shall be deemed to be the date of termination of this Agreement in the event an amount is owed as a result of Section 9.2(1)(c) and the date any Loss is first suffered or incurred in the event an amount is owed as a result of Section 9.3(1)) and ending on the date such payment and accrued interest are paid in full.

(3)	Interest owing under Section 10.4(1) and Section 10.4(2) shall be immediately payable on demand and be calculated on the basis of a year of 360 days. If unpaid, interest owing under Section 10.4(1) and Section 10.4(2) will be compounded with the overdue amount at the end of each month but will remain immediately due and payable on demand. The rate of interest payable on such late deliveries or payments will be determined on the date of the default and, to the extent any such amounts remain overdue, each 3 month period thereafter.

(4)	For purposes of the Interest Act (Canada), whenever any interest is calculated using a rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, such rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to (i) the applicable rate based on a year of 360 days or 365 days (or such other period that is less than a calendar year), as the case may be, (ii) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (iii) divided by 360 or 365 (or such other period that is less than a calendar year), as the case may be.

Section 10.5	Set Off

Except as set out in Section 2.2, any Refined Copper or dollar amount not delivered or paid, as the case may be, when due by a Party may be set off by the other Party against any dollar amount or Refined Copper owed to such Party by the other Party. Any amount of Refined Copper set off and withheld by Seller against any non-payment by Purchaser, including any failure to pay for Refined Copper when due in accordance with Section 2.5(2), shall be valued at the Copper Market Price as of the date that such amount of Refined Copper first became payable to Purchaser. Any dollar amount set off and withheld against any Refined Copper shall result in a reduction in an amount of Refined Copper otherwise to be delivered by that number of tonnes equal to the dollar amount set-off divided by the Copper Market Price as of the day such dollar amount first became payable.

Section 10.6	Judgment Currency.

If, for the purpose of obtaining or enforcing judgment against any party in any court in any jurisdiction, it becomes necessary to convert into a particular currency (the “Judgment Currency”) an amount due in another currency (the “Indebtedness Currency”) under this Agreement, that conversion will be made at the rate of exchange, which shall be that at which, in accordance with its normal banking procedures, the non-defaulting party could purchase the Indebtedness Currency with the Judgment Currency on the Business Day immediately preceding the date on which judgment is given (or if received on a day other than a Business Day, on the next succeeding Business Day), or, if permitted by law, on the day on which the judgment is paid or satisfied (the “Rate of Exchange”). If, as a result of a change in the Rate of Exchange between the date of judgment and the date of actual payment, the conversion of the Judgment Currency into Indebtedness Currency results in the non-defaulting party receiving less than the full amount of Indebtedness Currency payable to the non-defaulting party, the defaulting party agrees to pay the non-defaulting party an additional amount (and in any event not a lesser amount) as may be necessary to ensure that the amount received is not less than the full amount of Indebtedness Currency payable by the defaulting party on the date of judgment. Any additional amount due under this Section 10.6 will be due as a separate debt, gives rise to a separate cause of action, and will not be affected by judgment obtained for any other sums due under this Agreement.

ARTICLE 11

GENERAL

Section 11.1	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

Section 11.2	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between Purchaser and the Seller PSA Entities.

Section 11.3	Governing Law

(1)	This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(2)	The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

Section 11.4	Costs and Expenses

Except as otherwise provided for in this Agreement, all costs and expenses incurred by a Party in connection with this Agreement and the other Stream Documents and the transactions contemplated thereunder (including, for greater certainty, the fees and expenses of such Party’s counsel in connection with the negotiation and completion of the arrangements contemplated by this Agreement) shall be for its own account.

Section 11.5	Survival

Without limiting any other provision of this Agreement, the following provisions shall survive termination of this Agreement: Section 4.2 (Uncredited Deposit), Section 5.2 (Books and Records), Section 5.6 (Confidentiality), Section 6.6(3) (Transfers), Section 7.1(3) (Guarantees and Security), Section 9.2 (Remedies), Section 9.3 (Indemnity), Section 9.4 (Disputed Reports), Section 9.5 (Disputes), Section 9.6 (Insolvency Event), Section 10.1 (Payments), Section 10.2 (Taxes), Section 10.4 (Interest), Section 10.5 (Set Off), Section 10.6 (Judgment Currency), Section 11.4 (Costs and Expenses) and such other provisions of this Agreement as are required to give effect thereto.

Section 11.6	Notices

(1)	Any notice or other communication (in each case, a “notice”) required or permitted to be given hereunder shall be in writing and shall be delivered by hand, prepaid courier or transmitted by electronic mail transmission (if available) addressed to:

(a)	If to Seller, to:

Endeavour Silver Corp.
1130-609 Granville St.
Vancouver, BC V7Y 1G5

Attention:	Corporate Secretary
Email:	[Redacted - Personal Information]

(b)	If to Parent, to:

Endeavour Silver Corp.
1130-609 Granville St.
Vancouver, BC V7Y 1G5

Attention:	Corporate Secretary
Email:	[Redacted - Personal Information]

(c)	If to Purchaser, to:

Versamet Royalties Corporation
Suite 3200, 733 Seymour St.,

Vancouver, British Columbia, V6B 0S6

Attention:	Daniel O'Flaherty
Email:	[Redacted - Personal Information]

(2)	Any notice will be deemed to have been given and received:

(a)	if delivered by hand or courier in accordance with Section 11.6(1), then on the day of delivery to the recipient Party if such date is a Business Day and such delivery is received before 4:00 pm at the place of delivery otherwise such notice will be deemed to have been given and received on the first Business Day following the date of delivery; and

(b)	if sent by email transmission in accordance with Section 11.6(1) and successfully transmitted prior to 4:00 pm on a Business Day (recipient Party time), then on that Business Day, and if successfully transmitted after 4:00 pm or if transmitted on a day that is not a Business Day then such notice will be deemed to be given and received on the first Business Day immediately following the date of transmission.

Either Party may change its email or physical address for delivery of notices from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the Party at its changed address.

Section 11.7	Press Releases

The Parties shall jointly plan and co-ordinate, and shall cause their respective Affiliates to jointly plan and co-ordinate, any public notices, press releases, and any other publicity concerning this Agreement and the transactions contemplated by this Agreement unless a Party (or its Affiliate) is required to make such disclosure pursuant to Applicable Law in circumstances where prior consultation with the other Party is not practicable. To the extent reasonably practicable, a copy of such disclosure shall be provided to the other Party at such time as it is made publicly available.

Section 11.8	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of Seller and Purchaser, and the other Seller PSA Entities shall be deemed to have consented to any change, amendment or modification to any provision of this Agreement so agreed to by Seller and Purchaser.

Section 11.9	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

Section 11.10	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto.

Section 11.11	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

Section 11.12	Assignment

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective successors and permitted assigns. Except as otherwise provided herein, neither Party shall be entitled at any time and from time to time to Transfer all or any part of this Agreement without the prior written consent of the other Parties, acting reasonably. Purchaser shall be entitled (i) to Transfer all or any part of this Agreement without the prior written consent of the other Parties if an Event of Default occurs and is continuing and (ii) at any time and from time to time to grant or allow to exist an Encumbrance in respect of this Agreement in favour of its lenders. Notwithstanding the foregoing, this Agreement may not be transferred in whole or in part to a Sanctioned Person.

Section 11.13	Invalidity and Unenforceability

If a provision of this Agreement is wholly or partially invalid or unenforceable in a jurisdiction:

(a)	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and

(b)	that fact does not affect the validity or enforceability of that provision in another jurisdiction or the remaining provisions.

It is hereby declared to be the intention of the Parties that this Agreement would have been executed without reference to any portion which may, for any reason, hereafter be declared or held invalid.

Section 11.14	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. delivery of an executed counterpart of a signature page to this Agreement by electronic means shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

VERSAMET ROYALTIES CORPORATION

Per:	(signed) "Craig Rollins"
Name: Craig Rollins
Title: General Counsel and Corporate Secretary

ENDEAVOUR SILVER CORP.

Per:	(signed) "Dan Dickson"
	Name:	Dan Dickson
	Title:	Chief Executive Officer

KOLPA CANADA LTD.

Per:	(signed) "Dan Dickson"
	Name:	Dan Dickson
	Title:	President

SCHEDULE A

[Redacted – Commercially Sensitive Information – Concessions]

A - 1

SCHEDULE B

REPRESENTATIONS AND WARRANTIES OF SELLER PSA ENTITIES

Part 1- Seller PSA Entities

Corporate Organization and Authority

(a)	Each of the Seller PSA Entities is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)	Each of the Seller PSA Entities has the power and capacity to own its assets and carry on its business as it is being conducted.

(c)	Each Seller PSA Entity has made all material filings or registrations required by Applicable Laws to maintain its corporate existence.

(d)	Each of the Seller PSA Entities has the power to enter into, perform and deliver, and has taken all necessary action to authorize its entry into, performance and delivery of, the Stream Documents to which it is a party and the transactions contemplated by the Stream Documents.

(e)	The execution and delivery by each Seller PSA Entity of each Stream Document to which it is a party and the exercise of each Seller PSA Entity’s rights, as applicable, and the performance of each Seller PSA Entity’s obligations thereunder, as applicable, including the granting of Encumbrances pursuant to the Stream Security Documents and other applicable Stream Documents, do not and will not conflict with:

(i)	any Applicable Laws applicable to such Seller PSA Entity, as applicable, except where such conflict would not be material to the Seller PSA;

(ii)	the constitutional documents of each Seller PSA Entity, as applicable;

(iii)	any material Authorization held by any Seller PSA Entity, other than any such conflict which, individually or in the aggregate, would not be material to any Seller PSA Entity; and

(iv)	any material agreement or instrument binding upon each Seller PSA Entity or any of their assets or constitute a default or termination event under any such material agreement or instrument, other than any such conflict which, individually or in the aggregate, would not be material to any Seller PSA Entity.

(f)	all Authorizations required or desirable:

(i)	to enable each Seller PSA Entity to lawfully enter into, exercise its rights and comply with its obligations in the Stream Documents to which it is a party;

(ii)	to make the Stream Documents to which any Seller PSA Entity is a party, such Seller PSA Entity’s, as applicable, legal, valid, binding and enforceable obligations, admissible in evidence in its jurisdiction of incorporation;

(iii)	to perfect the Security and the other Encumbrances granted pursuant to the other applicable Stream Documents; and

(iv)	for each Seller PSA Entity to carry on their business, have been obtained or effected and are in full force and effect other than any Authorization which will be obtained or effected in satisfaction of the conditions precedent of Schedule F.

(g)	The choice of law referred to in each Stream Document to which a Seller PSA Entity is a party as the governing law of such Stream Document will be recognized and enforced in the applicable Seller PSA Entity’s or the Project Owner’s jurisdiction of incorporation. Any judgement obtained against any Seller PSA Entity in the Province of British Columbia in relation to a Stream Document will be recognized and enforced in its jurisdiction of incorporation.

(h)	None of the Seller PSA Entities has suffered an Insolvency Event or is aware of any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(i)	Each Seller PSA Entity has entered into and will perform the Stream Documents on its own account and not as trustee or a nominee of any other person.

(j)	No Seller PSA Entity is engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any Person.

(k)	Under the law of each Seller PSA Entity’s jurisdiction of incorporation, it is not necessary that any stamp, registration or similar Tax be paid on or in relation to the Stream Documents or the transactions contemplated by the Stream Documents.

(l)	As of the Closing Date, no Seller PSA Entity has engaged in any transaction or engaged in any business other than the Acquisition Transaction, this Agreement and matters immediately preparatory thereto.

(m)	Subject to the Legal Reservations and Perfection Requirements:

(i)	the obligations expressed to be assumed by a Seller PSA Entity in each Stream Document to which it is a party are legal, valid, binding and enforceable obligations; and

(ii)	without limiting the generality of paragraph (a) above, each Stream Security Document to which a Seller PSA Entity is a party creates the security interest which that Stream Security Document purports to create and that security interest is valid and effective.

(n)	No Event of Default is continuing or might reasonably be expected to result from the making of the Deposit or the entry into, the performance of, or any transaction contemplated by, any Stream Document. No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on any Seller PSA Entity or to which any of their assets are subject which might have an Adverse Impact.

Subsidiaries and Affiliates

(o)	Following Completion the Project Owner will be a direct wholly owned Subsidiary of Seller.

Material Information

(p)	The Seller PSA Entities have made available to Purchaser all material information in the control or possession of any Seller PSA Entity relating to the Mine, including, but not limited to, the Project Assets and the mineralization or potential mineralization of the Stream Properties (collectively, the “Mine Data”).

(q)	All such Mine Data, to the knowledge of the Seller PSA Entities, did not contain any information that is misleading or untrue, or omit to include any information necessary to make any information contained in such Mine Data not misleading or untrue.

(r)	The Original Financial Statements of the Parent were prepared, in accordance with IFRS consistently applied and give a true and fair view and fairly represent its financial condition as at the end of the relevant financial year and operations during the relevant financial year.

(s)	There has been no material adverse change in the business or consolidated financial condition of the Seller Group Entities since the date of the Original Financial Statements.

No Immunity

(t)	None of the Seller PSA Entity nor any of their assets has immunity from the jurisdiction of a court or from legal process.

Anti-Corruption and Anti-Terrorism Laws, Child and Forced Labor and Sanctions

(u)	To the knowledge of any Seller PSA Entity, no Seller PSA Entity, nor any of their directors or officers is aware of or has taken any action in carrying out the business of any Seller PSA Entity that could result in a material violation or breach by such Persons of Anti-Corruption Laws or Anti-Terrorism Laws.

(v)	No Seller PSA Entity is or has been the subject of any actual or threatened investigation, inquiry or other legal proceedings regarding any non-compliance or alleged non-compliance with, or has violated, any Applicable Laws related to child labor or forced labor. No Seller PSA Entity has employed, engaged or otherwise used child labor or forced labor or, to the knowledge of any Seller PSA Entity, used goods that were produced in whole or in part using child labor or forced labor. The Parent maintains appropriate policies and procedures that include exercising due diligence to prevent, identify and report the use of any child labor and forced labor and an appropriate complaints procedure to respond to any breaches of such policies.

(w)	No Seller PSA Entity, nor to the knowledge of any Seller PSA Entity, any of their directors, officers, employees and agents is a Sanctioned Person or deals in property or interests in property, or otherwise engages in any transaction, prohibited by Sanctions. This section shall not be interpreted or applied in relation to any Seller PSA Entity and their respective directors, officers, employees and agents to the extent the representations made under this section violate or would result in a breach of the

Foreign Extraterritorial Measures Act (Canada).

(x)	To the knowledge of any Seller PSA Entity, no Seller PSA Entity is in violation of any applicable Sanctions.

Compliance with Laws and Expropriation

(y)	Each Seller PSA Entity has conducted and is conducting its business in compliance with Applicable Laws and applicable Authorizations, except where the failure to comply could not reasonably be expected to have an Adverse Impact.

(z)	Each Seller PSA Entity is in material compliance with all Applicable Laws and collective bargaining agreements respecting employment, wages, hours of work and occupational health and safety and employment practices.

Litigation and Orders

(aa)	There are no outstanding or pending actions, suits, proceedings or claims affecting, or pertaining to, any Seller PSA Entity that would otherwise have an Adverse Impact.

Taxes

(bb)	Each Seller PSA Entity is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(cc)	All material Taxes due and payable by the Seller PSA Entities have been timely paid when due (other than those which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are being maintained).

(dd)	All Tax Returns required by Applicable Law to be filed by or with respect to each Seller PSA Entity have been properly prepared and timely filed and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading.

(ee)	No audit or other proceeding by any Governmental Authority is pending or, to the knowledge of any Seller PSA Entity, threatened with respect to any Taxes due from or with respect to any Seller PSA Entity, and no Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Seller PSA Entity. There are no matters under discussion, audit or appeal or in dispute with any Governmental Authority relating to Taxes.

(ff)	There are no reassessments of Taxes for any Seller PSA Entity that have been issued and are under dispute, and no Seller PSA Entity has received any communication from any Governmental Authority that an assessment or reassessment is proposed in respect of any Taxes.

(gg)	The Seller PSA Entities have established on their books and records reserves that are adequate for payment of all material Taxes not yet due and payable and there are no liens for Taxes on the assets of the Seller PSA Entities or any of their Affiliates except for Taxes not yet due.

(hh)	The Seller PSA Entities have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Authority.

Disclaimer of Warranties

(ii)	It is the explicit intent of the Parties that none of the Seller PSA Entities any other Person is making any representation or warranty whatsoever, express or implied, with respect to the Project, the Project Owners or the Project Owner’s other assets, operations, liabilities, condition (financial or otherwise) or prospects (including any implied warranty or representation as to the accuracy or completeness of any information provided or made available to the Purchaser or any of its Affiliates or its or their respective representatives, or as to the value, condition, merchantability or suitability of any of those assets of the Project Owner), beyond those expressly given in this Schedule B.

Part 2 – Project Owner

Corporate Organization and Authority

(a)	The Project Owner is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation.

(b)	The Project Owner has the power and capacity to own its assets and carry on its business as it is being conducted.

(c)	The Project Owner has made all material filings or registrations required by Applicable Laws to maintain its corporate existence.

(d)	The execution and delivery by each Seller PSA Entity of each Stream Document to which it is a party and the exercise of each Seller PSA Entity’s rights, as applicable, and the performance of each Seller PSA Entity’s obligations thereunder, as applicable, do not and will not conflict with:

(i)	any Applicable Laws applicable to the Project Owner, except where such conflict would not be material to the Project Owner;

(ii)	the constitutional documents of the Project Owner;

(iii)	any material Authorization held by the Project Owner, other than any such conflict which, individually or in the aggregate, would not be material to the Project Owner; and;

(iv)	any material agreement or instrument binding upon the Project Owner or any of their assets or constitute a default or termination event under any such material agreement or instrument, other than any such conflict which, individually or in the aggregate, would not be material to the Project Owner.

(e)	all Authorizations required or desirable for the Project Owner to carry on their business, have been obtained or effected and are in full force and effect other than any Authorization which will be obtained pursuant to the SPA.

(f)	The Project Owner has not suffered an Insolvency Event nor, to the knowledge of the Seller PSA Entities, is there any circumstance which, with notice or the passage of time, or both, would give rise to the foregoing.

(g)	The Project Owner is not engaged in any joint purchasing arrangement, joint venture, partnership or other joint enterprise with any Person.

(h)	Under the law of the Project Owner’s jurisdiction of incorporation, it is not necessary that any stamp, registration or similar Tax be paid on or in relation to the Stream Documents or the transactions contemplated by the Stream Documents.

(i)	No event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on the Project Owner or to which any of their assets are subject which might have an Adverse Impact.

Material Information

(j)	The Seller PSA Entities have made available to Purchaser all material information in the control or possession of any Seller PSA Entity relating to the Mine, including, but not limited to, the Project Assets and the mineralization or potential mineralization of the Stream Properties.

(k)	The Seller PSA Entities have has made available to Purchaser prior to the date of this Agreement all material information in the control or possession or knowledge of any Seller PSA Entity (including the most current life of mine plans, production and plant statistics, cost estimates, supporting drill hole data bases and block models in respect of each of the Stream Properties) (collectively, the “Mine Data”) relating to the Stream Properties and the other Project Assets, including information in respect of: (i) the mineralization or potential mineralization of the Stream Properties; (ii) actual or proposed regulations, policy or other actions of any relevant Governmental Authority; (iii) environmental matters; (iv) water related matters; (v) seismic matters; and (vi) financial related matters. All such Mine Data (i) was prepared in good faith; and (ii) to the knowledge of the Seller PSA Entities, did not contain any information that is misleading or untrue, or omit to include any information necessary to make any information contained in such Mine Data not misleading or untrue.

(l)	All factual information (other than projections) provided to Purchaser in connection with this Agreement was true and correct in all material respects as of the date furnished (or as of the date specified therein) and none of the documentation furnished to Purchaser by or on behalf of any Seller PSA Entity omits as of the date furnished (or as of the date specified therein) a material fact necessary to make the statements contained therein not misleading, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due inquiry by each Seller PSA Entity (and any other Person who furnished such material on behalf of any Seller PSA Entity). All projections that have been made available to Purchaser in connection with this Agreement have been prepared in good faith based on reasonable assumptions (it being understood that any projections provided are subject to significant uncertainties and contingencies, many of which are beyond the control of the Seller PSA Entities, that actual results may vary from projected results and those variations may be material).

(m)	The Seller PSA Entities have disclosed in writing to Purchaser all information known to it which could reasonably be expected to be material to the ability of the Seller Group Entities and the Project Owner to perform their obligations under the Stream Documents or to Purchaser’s assessment of the nature and degree of risk undertaken by it in advancing the Deposit to Seller pursuant to the Stream Documents.

(n)	To the knowledge of any Seller PSA Entity, the Original Financial Statements of the Project Owner were prepared, in each case in accordance with IFRS consistently applied and give a true and fair view and fairly represent its financial condition as at the end of the relevant financial year and operations during the relevant financial year.

(o)	To the knowledge of any Seller PSA Entity, there has been no material adverse change in its business or financial condition of the Project Owner since the date of the Original Financial Statements.

No Immunity

(p)	Neither the Project Owner nor any of their assets has immunity from the jurisdiction of a court or from legal process.

Anti-Corruption and Anti-Terrorism Laws, Child and Forced Labor and Sanctions

(q)	To the knowledge of any Seller PSA Entity, neither the Project Owner, nor any of their directors or officers is aware of or has taken any action in carrying out the business of the Project Owner that could result in a material violation or breach by such Persons of Anti-Corruption Laws or Anti-Terrorism Laws.

(r)	To the knowledge of any Seller PSA Entity, the Project Owner is not and has not been the subject of any actual or threatened investigation, inquiry or other legal proceedings regarding any non-compliance or alleged non-compliance with, or has violated, any Applicable Laws related to child labor or forced labor. To the knowledge of any Seller PSA Entity, the Project Owner has not employed, engaged or otherwise used child labor or forced labor or, to the knowledge of any Seller PSA Entity, used goods that were produced in whole or in part using child labor or forced labor.

(s)	To the knowledge of any Seller PSA Entity, neither the Project Owner, nor any of its directors, officers, employees and agents is a Sanctioned Person or deals in property or interests in property, or otherwise engages in any transaction, prohibited by Sanctions. This section shall not be interpreted or applied in relation to the Project Owner or its respective directors, officers, employees and agents to the extent the representations made under this section violate or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

(t)	To the knowledge of any Seller PSA Entity, all Project Assets were acquired by the Project Owner in compliance with Anti-Corruption Laws and Anti-Terrorism Laws.

(u)	To the knowledge of any Seller PSA Entity, the Project Owner is not in violation of any applicable Sanctions.

Operations and the Stream Properties

(v)	To the knowledge of any Seller PSA Entity, the Stream Properties set forth on Part I of Schedule A constitute all of the Mining Rights that comprise the interest of the Project Owner in the Mine. To the knowledge of any Seller PSA Entity, the Stream Properties are sufficient to develop, construct and operate the Mine in accordance with the Mine Plan.

(w)	To the knowledge of any Seller PSA Entity, the Project Owner is the registered or recorded owner of a 100% legal and beneficial right, title and interest in and to the Stream Properties and Project Assets, with good, valid and marketable title thereto free and clear of all Encumbrances other than Permitted Encumbrances.

(x)	To the knowledge of any Seller PSA Entity, no person, other than Purchaser, has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Stream Properties or the copper produced from the Stream Properties. To the knowledge of any Seller PSA Entity, other than in respect of the Permitted Encumbrances, no Person is entitled to or has been granted any royalty or other payment in the nature of rent or royalty on any Produced Copper.

(y)	To the knowledge of any Seller PSA Entity, all material Mining Rights, Access Rights and Authorizations necessary for the carrying on of mining operations on the Stream Properties, as currently conducted, have been obtained and are in full force and effect.

(z)	Neither Seller nor, to the knowledge of any Seller PSA Entity, the Project Owner have created, assumed, granted, or permitted to exist any Encumbrance on the assets of any such Seller PSA Entity or the Project Owner, other than the Permitted Encumbrances.

(aa)	The Seller PSA Entities have not received any written notice of any adverse claim against, or challenge to the title or ownership of, the Mine. No Seller PSA Entity has received notice of and no Seller PSA Entity is aware of any intention of any Governmental Authority to revoke or resume any of the Stream Properties, Mining Rights or Authorizations required in connection with the Project.

Environmental Matters

(bb)	To the knowledge of any Seller PSA Entity, the Project Owner in the conduct of operations at the Mine is in compliance with all Environmental Laws in all material respects and no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or could reasonably be expected to have an Adverse Impact.

(cc)	To the knowledge of any Seller PSA Entity, the Project Owner has obtained all Authorizations required under Environmental Laws necessary to develop and operate the Mine as it is currently developed and operated and all such Authorizations are in good standing and, to the knowledge of the Seller PSA Entities, there are no claims, actions, suits, proceedings, investigations or inquiries (i) by or before any Governmental Authority relating to material non-compliance or material breach of any such Authorizations, or (ii) which have been initiated to modify or revoke any such Authorizations.

(dd)	To the knowledge of any Seller PSA Entity, no act or omission has occurred and there is no circumstance relating to any of the Seller PSA Entities, the Project Owner, any of their assets, any of the Project Assets or Collateral, which has given rise to:

(i)	a claim, notice, request for information, complaint, allegation, investigation, application, order, requirement or directive against a Seller PSA Entity or the Project Owner;

(ii)	a requirement of substantial expenditure by a Seller PSA Entity or the Project Owner;

(iii)	a requirement that any Seller PSA Entity or the Project Owner ceases or substantially alters an activity; or

(iv)	a requirement that any Seller PSA Entity or the Project Owner perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, with respect to any matter under Environmental Laws applicable thereto which has or could reasonably be expected to have an Adverse Impact.

(ee)	To the knowledge of any Seller PSA Entity, the Seller PSA Entities and the Project Owner have made available to Purchaser a true and complete copy of each material environmental audit, assessment, study, report or test of which it is aware relating to the Mine, including any environmental and social impact assessment study reports.

Compliance with Laws and Expropriation

(ff)	To the knowledge of any Seller PSA Entity, the Project Owner has conducted and is conducting its business in compliance with Applicable Laws and applicable Authorizations, except where the failure to comply could not reasonably be expected to have an Adverse Impact.

(gg)	To the knowledge of any Seller PSA Entity, the Project Owner is in compliance with all Applicable Laws and collective bargaining agreements respecting employment, wages, hours of work and occupational health and safety and employment practices, except where the failure to comply could not reasonably be expected to have an Adverse Impact.

(hh)	None of the Seller Group Entities or, to the knowledge of any Seller PSA Entity, the Project Owner has received any notice of, nor does any Seller PSA Entity have knowledge of any event that has occurred, or condition that exists, in each case, which would permit the cancellation, termination, forfeiture, expropriation or suspension of all of any part of the Stream Properties or other Project Assets.

Litigation and Orders

(ii)	To the knowledge of any Seller PSA Entity, there are no outstanding or pending actions, suits, proceedings or claims affecting, or pertaining to, any Seller PSA Entity, the Project Owner or the Project Assets or that would otherwise have an Adverse Impact.

(jj)	None of the Seller Group Entities or, to the knowledge of any Seller PSA Entity, the Project Owner nor the Project Assets are subject to any outstanding judgment, order, writ, injunction, decree or sanction that limits or restricts or may limit or restrict any Seller PSA Entity or the Project Owner from performing, fulfilling and satisfying their respective covenants and obligations under the Stream Documents or would otherwise reasonably be expected to have an Adverse Impact.

(kk)	No Seller PSA Entity or, any other Person to the knowledge of the Seller PSA Entities, has received from any Governmental Authority any notice or order requiring it or any other Person to perform or cease to perform any act in relation to the Project or the construction, development and operation of the Project.

Taxes

(ll)	To the knowledge of any Seller PSA Entity, all Taxes of the Project Owners that are due and payable have been paid, including, but not limited to, any third party withheld tax, or accrued and adequately disclosed and fully provided for in its books and records, except for those Taxes that are being diligently contested in good faith and for which adequate provisions have been made.

(mm)	To the knowledge of any Seller PSA Entity, each Project Owner has filed or caused to be filed all Tax Returns that are required to be filed by, or with respect to, the applicable Project Owner (taking into account any applicable extension of time within which to file).

(nn)	To the knowledge of any Seller PSA Entity, the Project Owners are not currently under audit or other examination of Taxes by any Governmental Authority nor have the Project Owners received any written notices from any taxing authority that such an audit or examination is contemplated or pending.

(oo)	To the knowledge of any Seller PSA Entity, no Project Owner is presently contesting any Tax liability of the Project Owner before any court, tribunal or agency and no audit of any Project Owner is currently ongoing by any Governmental Authority and there are no outstanding issues which have been raised and communicated to a Project Owner by any Governmental Authority.

Material Contracts

(pp)	To the knowledge of any Seller PSA Entity Purchaser has been provided true and complete copies of all Material Contracts.

(qq)	Each Seller PSA Entity’s and, to the knowledge of any Seller PSA Entity, the Project Owner’s, as applicable, material obligations under the Material Contracts are valid and binding and enforceable in accordance with their terms and conditions, subject to laws generally affecting creditors’ rights and to principles of equity.

(rr)	Each Seller PSA Entity and, to the knowledge of any Seller PSA Entity, the Project Owner that is a party to a Material Contract is not in breach of or default under the Material Contracts in any material respect and is not aware of any act, omission or circumstances having occurred which would give any other party legal grounds to terminate, rescind or vary any Material Contract. To the knowledge of any Seller PSA Entity, there is no intention on the part of any of the other parties to a Material Contract to terminate any of them.

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF PURCHASER

(a)	It is a company duly incorporated and validly existing under the laws of its jurisdiction of formation and is up to date in respect of all filings required by law.

(b)	All requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors’ approval, with respect to entering into this Agreement and performing its obligations hereunder.

(c)	It has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder.

(d)	This Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not (i) conflict with any agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Applicable Law.

(e)	No Authorizations are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby except for Authorization by its board of directors that have been obtained prior to the Signing Date.

(f)	This Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to general principles of equity applicable under Applicable Law, including the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.

(g)	It enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

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SCHEDULE D

[Redacted – Commercially Sensitive Information – Material Contracts]

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SCHEDULE E

STREAM NPV PROCEDURES

1.	Upon any requirement to determine the Stream NPV, Seller and Purchaser shall for a period of 30 days (the “Discussion Period”) each use their respective commercially reasonable endeavours to mutually agree upon the value of the Stream NPV based on the NPV Criteria.

“NPV Criteria” means a calculation of net present value of future deliveries of Refined Gold that would have been made to Purchaser under this Agreement, such net present value to be determined based on (i) the current Technical Report for the Project, (ii) the most recent Mine Plan delivered to Purchaser prior to the event triggering the need for the calculation, (iii) the average of the published Selected Commodity Analysts’ forecast for future prices of copper and (iv) a discount rate of 5%. “Selected Commodity Analysts” means the respective division, group or entity of each of the following, which is responsible for forecasting metal prices for copper: Bank of America Merrill Lynch, BMO Capital Markets, CIBC World Markets, Credit Suisse, GMP Securities, Morgan Stanley, RBC Capital Markets, Scotia Capital, TD Securities and UBS Securities, provided that any of the foregoing that has not published forecasts for the applicable metal prior to end of the last calendar quarter shall be excluded with respect to such metal and the foregoing list may be updated by the Parties, acting reasonably, in writing from time to time in order to remove and replace any institution that ceases to publish the relevant information.

2.	To the extent Seller and Purchaser are unable to agree on the value of the Stream NPV within the Discussion Period, the value of Stream NPV shall be determined as follows:

a.	The Stream NPV shall be the simple average of the valuations prepared by two Independent Experts (as such term is defined below) appointed in accordance with, and using the methodology described within, this Schedule. These two Independent Experts shall be appointed within 10 Business Days of the expiry of the Discussion Period and the appointing party shall notify the non appointing party of such appointment. If the non appointing party shall challenge such appointment on the basis that the Independent Expert is not duly qualified to act or is not independent, then the non appointing party shall have the right to refer such appointment to the International Centre for Dispute Resolution, who shall appoint an Independent Expert to act on behalf of the appointing party (but using the parameters set forth in this Schedule); and(the Stream NPV determined in accordance with the foregoing process, in the absence of material proven error or fraud shall be final and binding on Seller and Purchaser.

b.	Each of Seller and Purchaser shall, with respect to the two Independent Experts and to the extent required pursuant to this Schedule, appoint one suitably qualified investment banking firm of internationally recognised standing (subject to paragraph (d)(i) below) to act as an independent expert (each, an “Independent Expert”).

c.	Unless Seller and Purchaser agree otherwise, each Independent Expert shall be a firm that is, with respect to any Independent Expert, independent of Seller and Purchaser and each of their respective Affiliates.

3.	Seller and Purchaser shall ensure that each Independent Expert (as well as the other party) has access to (and copies to the extent requested) such books, records and information in such person’s or its Affiliates’ possession or control as any Independent Expert may reasonably request for the purpose of determining the Stream NPV. To the extent possible, Seller and its Affiliates and Purchaser shall also make their personnel, consultants and advisors available to each Independent Expert for such purpose.

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4.	Each Independent Expert shall act as an expert and not as an arbitrator. Each Independent Expert shall provide a written determination of the value with respect to the Stream NPV (each, a “Valuation Certificate”).

5.	Seller and Purchaser shall each bear the costs of obtaining the Valuation Certificate of the Independent Expert appointed by them.

6.	The Valuation Certificates shall be issued to each of Seller and Purchaser by the Independent Experts within 15 Business Days of their appointment unless agreed otherwise by each of Seller and Purchaser.

7.	The Stream NPV shall be determined on the basis of knowledgeable, arm’s length parties, and shall be determined using a valuation methodology based on the present pre-tax US Dollar discounted value. The valuation methodology utilized shall be the same for all of the Independent Experts.

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SCHEDULE F

CONDITIONS PRECEDENT

Part I – In Favour of Purchaser

A.	Documentary Deliveries:

(a)	Seller shall have delivered to Purchaser a current (dated no earlier than two Business Days prior to the Closing Date) certificate of status, good standing or compliance (or equivalent) for Parent and Seller issued by the relevant Governmental Authority;

(b)	Evidence satisfactory to Purchaser that the Parent and Seller have sufficient funds and/or financing in place to complete the Acquisition Transaction and that the Acquisition Transaction will be completed, concurrently with or before the funding of the Deposit;

(c)	Each of the Seller PSA Entities shall have given to Purchaser a certificate given by a senior officer dated as of the Closing Date certifying as to (i) the constating documents of each Seller PSA Entity and the Project Owner; (ii) the resolutions of the board of directors or shareholders meeting (as appropriate) of each Seller PSA Entity authorizing the execution, delivery and performance of this Agreement and the Stream Security Documents to which it is a party and the transactions contemplated hereby and thereby and (iii) the matters referred set forth in Part II of this Schedule F are true and correct in all respects;

(d)	The Seller PSA Entities shall have obtained, and provided Purchaser with copies of, all Authorizations (in form and substance satisfactory to Purchaser) required in connection with the entering into of this Agreement and the Stream Security Documents and the validity and enforceability thereof, to permit the transactions contemplated by this Agreement and the Stream Security Documents and the completion of the Acquisition Transaction;

(e)	The Seller PSA Entities shall have delivered to Purchaser a copy of the Mine Plan and Base Case Financial Model; and.

B.	Other Conditions:

(a)	All of the representations and warranties made by each Seller PSA Entity pursuant to this Agreement are true and correct in all material respects as of the date hereof (or in any respect in the case of representations and warranties that are qualified by materiality).

(b)	No Seller PSA Entity is in breach or default and there is no Event of Default that has occurred and is continuing (or an event which with notice or lapse of time or both would become a breach, default or Event of Default) under this Agreement or any other Stream Document to which any Seller PSA Entity is a party.

(c)	No term of the SPA has been waived or amended, without Purchaser’s prior written consent, except for any waiver or amendment that could not reasonably be expected to be materially adverse to Purchaser.

(d)	The conditions precedent to completion of the Acquisition Transaction contained in article 7 of the SPA (as in effect on the date of this Agreement) have been satisfied and no conditions precedent to the Acquisition Transaction have been or will be waived or amended (unless Purchaser has given its prior written consent) other than the delivery of the purchase price for the Acquisition Transaction which shall occur prior to or concurrently with the payment of the Deposit by Purchaser; and

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(e)	No judgment, injunction, order or decree has been issued and no action or proceeding, at law or in equity, is pending or, to the knowledge of such Seller PSA Entity, threatened by any Person or Governmental Authority to restrain, enjoin or prohibit the consummation of the Acquisition Transaction or the transactions contemplated by any Stream Document or could reasonably be expected to adversely affect in any material respect any of Purchaser’s rights, obligations or benefits under this Agreement or the other Stream Documents.

Part II – In Favor of Seller

Documentary Deliveries:

(a)	Purchaser shall have given the Seller a certificate given by a senior officer dated as of the Closing Date certifying as to (i) the constating documents of Purchaser; and (ii) the matters referred set forth in Section 3.3(2)(b) and (c) are true and correct in all respects.

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SCHEDULE G

[Redacted – Commercially Sensitive Information – Existing Security]

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SCHEDULE H

ARBITRATION RULES

The following rules and procedures shall apply with respect to any matter to be arbitrated by the Parties (and for this purpose any of the Seller Group Entities involved in the Dispute shall be deemed to be one Party and Purchaser the other Party) under the terms of this Agreement.

1.	A Party (the “Claimant”) commences arbitration of a Dispute by delivering to all other Party (the “Respondent”) a written notice of arbitration (the “Arbitration Notice”).

2.	The Arbitration Notice will contain a concise description of the matters submitted for arbitration, including the facts supporting the Claimant’s position, the points at issue and the relief sought.

3.	The arbitration will be conducted in accordance with this Schedule “I” and the Arbitration Rules.

4.	The arbitral tribunal will consist of a single arbitrator. The single arbitrator will be appointed by mutual agreement of the Claimant and the Respondent or, if they do not agree within 10 Business Days following the delivery of the Arbitration Notice, then the Claimant or the Respondent may bring an application to the Vancouver International Arbitration Centre to appoint the arbitrator.

5.	The Parties agree that time is of the essence in the conduct of the arbitration proceedings and the Parties and the arbitral tribunal will conduct the arbitration in an expeditious and speedy manner, unless the subject matter of the Dispute requires otherwise.

6.	The arbitration will take place in Vancouver, British Columbia and the language of the arbitration shall be English.

7.	The award will deal with the question of costs of arbitration, which may include the arbitrators’ fees and expenses, the Parties’ reasonable legal fees and expenses, and any other costs, fees or expenses related to the arbitration. Unless the Parties otherwise agree in writing, the arbitral tribunal shall exercise its discretion to award costs on a substantial indemnity basis and in accordance with the general principle that costs should reflect the Parties’ relative success and failure, except where it appears to the arbitral tribunal that this approach is inappropriate. The arbitral tribunal may also award the payment of interest on any award amount at a rate determined in the sole discretion of the arbitral tribunal.

8.	Either of the Claimant or any Respondent may appeal the decision of the arbitral tribunal on a question of fact or a question of law or a question of mixed fact and law, as well as any arbitral tribunal award of costs other than with respect to the basis that such costs were awarded on a substantial indemnity basis. In the event that the Claimant or any Respondent initiates any court proceeding in respect of the decision of the arbitral tribunal or the matter arbitrated, such Party, if unsuccessful in the court proceeding, shall pay the other Party’s costs of such proceedings on a substantial indemnity basis.

The Parties agree that the arbitration will be kept confidential and that the existence of the proceeding and any element of it (including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) will not be disclosed beyond the arbitral tribunal, the Parties, their counsel and any Person necessary to the conduct of the proceeding, except as may lawfully be required in judicial proceedings relating to the arbitration or otherwise or as may be required by Law.

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SCHEDULE I

[Redacted – Commercially Sensitive Information – Consents]

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